--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

MARCH 4, 1999

                                     [LOGO]

                           THE BOYDS COLLECTION, LTD.

                       16,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

    THE BOYDS COLLECTION, LTD.:

    - We are a designer, importer and distributor of premier branded, high-quality, hand-crafted collectibles and other specialty giftware products.

    - We sell our products through an extensive network of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels.

    - The Boyds Collection, Ltd.
      350 South Street
      McSherrystown, PA 17344
      (717) 633-9898
    - NYSE SYMBOL: FOB

    THE OFFERING:

    - We are offering 9,250,000 of the
      shares and the selling stockholders identified on page 8 of this prospectus are offering 6,750,000 of the shares.

    - The underwriters have an option to purchase an additional 2,400,000 shares from the selling stockholders to cover over-allotments.

    - This is our initial public offering, and no public market currently exists for our shares.

    - We plan to use the proceeds from the offering to redeem part of our outstanding notes and to repay part of our bank term loan. We will not receive any proceeds from the shares sold by the selling stockholders.

 ------------------------------------------------------------------------------

                                                     Per Share      Total

 ------------------------------------------------------------------------------

Public offering price:                               $   18.00   $288,000,000
Underwriting fees:                                   $    1.08   $17,280,000
Proceeds to Boyds:                                   $   16.92   $156,510,000
Proceeds to selling stockholders:                    $   16.92   $114,210,000

 ------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE                                 MERRILL LYNCH & CO.

                             [PICTURES OF PRODUCTS]

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----

Prospectus Summary...............................           4

Risk Factors.....................................          11

Use of Proceeds..................................          15

Dividend Policy..................................          15

Capitalization...................................          16

Dilution.........................................          17

Selected Financial and Other Data................          18

Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          19

Business.........................................          26

Management.......................................          35

Relationships and Transactions Related to
  Boyds..........................................          39

                                                      PAGE
                                                      -----

Principal and Selling Stockholders...............          40

Description of Long-term Indebtedness............          42

Description of Capital Stock.....................          44

Selected Provisions of Maryland Law and of Boyds'
  Charter and Bylaws.............................          45

Shares Eligible for Future Sale..................          47

Underwriters.....................................          49

Legal Matters....................................          53

Experts..........................................          53

Available Information............................          53

Index to Consolidated Financial Statements.......         F-1

Unaudited Pro Forma Consolidated Condensed
  Financial Statements...........................         P-1

                               PROSPECTUS SUMMARY

    THE FOLLOWING SECTION HIGHLIGHTS THE KEY INFORMATION CONTAINED IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE "RISK FACTORS," AND THE FINANCIAL STATEMENTS AND ALL NOTES.

                           THE BOYDS COLLECTION, LTD.

    We are a designer, importer and distributor of premier branded, high-quality, hand-crafted collectibles and other specialty giftware products. We have successfully developed a strong niche and brand identity in our markets because of our affordably priced, high-quality, "Folksy With Attitude-SM-" collectibles.

    Our products, which include resin figurines, plush animals, porcelain dolls and boxes and related clothing and accessories, incorporate year-round themes. Our three major resin figurine lines are THE BEARSTONE
COLLECTION-REGISTERED TRADEMARK-, THE DOLLSTONE COLLECTION-TM- and THE FOLKSTONE COLLECTION-REGISTERED TRADEMARK-, which together encompass over 420 different items. Each of our resin figurines is inscribed with Boyds' distinctive symbol of authenticity, a hidden bear paw and a bottom stamp indicating the name, edition and piece number of the figurine. Many of our resin figurines also contain famous quotes, which help customers identify with the piece. Our plush animal lines include dressed and non-dressed bears and other animals, which are made of assorted materials and incorporate varying, whimsical themes. Most of our plush animals are fully jointed with sewn-in joints for arms, legs and heads. Our plush line has grown to encompass over 430 different items ranging from 2 1/2" miniatures to 21" large animals.

    The following chart provides additional information about our products:

                   % OF FISCAL 1998 NET       APPROXIMATE                                              RECENT PRODUCT
     PRODUCT              PRODUCT          WEIGHTED AVERAGE         MAJOR PRODUCT LINES              LINE INTRODUCTIONS
   CATEGORIES              SALES             RETAIL PRICE            (YEAR INTRODUCED)               (YEAR INTRODUCED)
-----------------  ---------------------  -------------------  ------------------------------  ------------------------------
Resin Figurines              44.6%             $   16.00       THE BEARSTONE COLLECTION        WEE FOLKSTONES-TM- (1997)
                                                               (1993)                          Porcelain Dolls (1997)
                                                               THE FOLKSTONE COLLECTION        LE BEARMOGE-TM- (1998)
                                                               (1994)                          CARVERS CHOICE-TM- (1998)
                                                               THE DOLLSTONE COLLECTION        DESKANIMALS-TM- (1998)
                                                               (1995)                          GLASSSMITH ORNAMENTS-TM-
                                                                                               (1998)

Plush Animals                52.0%             $   14.50       Original non-dressed plush      MOHAIR BEARS-TM- (1997)
                                                               (1982)                          T.F. WUZZIES-TM- (1997)
                                                               J.B. BEAN & ASSOCIATES-TM-
                                                               (1987)
                                                               Custom designed plush (1990)
                                                               T.J.'S BEST DRESSED-TM- (1992)

Other Products                3.4%             $   11.50       BEAR NECESSITIES-TM- (1992)     BEARWARE POTTERYWORKS-TM-
                                                                                               (1997)

    Our net sales and income from operations have grown rapidly from fiscal 1993 to fiscal 1998 at compound annual growth rates of approximately 61% and 65%, respectively. During this time, we steadily increased our operating income margins from 54.3% in fiscal 1993 to 61.1% in fiscal 1998. Our growth and high operating margins have resulted from our competitive strengths, which include:

    - the establishment of Boyds as a premier collectibles brand name

    - the development of strong relationships with our large distribution network of dealers

    - our process for developing, designing, sourcing and marketing high-quality and affordable products

    - our experience in expanding existing product lines and identifying new product categories and trends

    - the creation of well-established sourcing relationships with our suppliers

    - our focus on maintaining low selling, marketing and overhead costs

    We believe that the way we operate our business results in operating margins which are approximately 25% to 45% higher than those of giftware and collectibles companies of similar or larger size.

    We sell our products through a large and diverse network including independent gift and collectibles retailers, premier department stores and selected catalogue retailers. This distribution network includes approximately 19,950 independent gift and collectibles accounts, representing approximately 26,000 individual retail outlets. We selectively choose our resin figurine dealers and require them to meet annual performance criteria to retain dealership status. There is currently a waiting list of over 5,500 retailers, consisting primarily of our plush-only dealers, that have expressed an interest in carrying our resin figurines.

    We also sell both resin figurines and plush animals through approximately 150 major accounts, including department stores, catalogue retailers and QVC, a television and electronic retailer.

    Our nationwide dealer network is currently divided into five major categories: three PAW-SM- designations, which include GOLD, SILVER and BRONZE, other resin and plush dealers and plush-only dealers. We encourage our resin figurine dealers to obtain the highest PAW qualification because it affords them additional benefits including priority delivery of our products and special consideration when ordering limited editions, new product offerings and items in particularly high demand. Differences in PAW designations are based primarily on annual order volume.

    The following chart provides additional detail about our distribution network:

                                          APPROXIMATE    % OF FISCAL 1998 NET
                 TYPE                       NUMBER           PRODUCT SALES
---------------------------------------  -------------  -----------------------
PAW Dealers............................        2,250                 48%
Other Resin and Plush Dealers..........        3,750                  21
Major Accounts.........................          150                  15
                                              ------               -----
  Resin and Plush Dealers..............        6,150                  84

Plush-Only Dealers.....................       13,800                  17
                                              ------               -----
  Total Dealers........................       19,950                100%
                                              ------               -----
                                              ------               -----

    UNITY MARKETING, a market research firm which specializes in the collectibles industry and is not affiliated with Boyds, estimates that consumer sales of collectibles in the United States in 1997 totaled $10.0 billion. Figurines, which represented approximately 45% of our net product sales in fiscal 1998, are estimated by UNITY MARKETING to represent the largest segment of the U.S. collectibles industry, with an estimated $3.9 billion in total sales in 1997. UNITY MARKETING currently estimates that women between the ages of 35 and 64 encompass the majority of collectors. This group, which we believe constitutes a substantial portion of our collectors, is projected by the U.S. Census Bureau to grow approximately 12% from 1998 to 2005. UNITY MARKETING expects that growth in the collectibles industry will be driven by the increased number of middle-aged female collectors and higher spending habits of the baby boom generation.

OUR OPERATING AND GROWTH STRATEGY

    Our operating and growth strategy consists of the following elements:

    - We plan to increase sales to our existing accounts

    - We plan to expand sales to new accounts

    - We plan to penetrate new distribution channels

    - We plan to increase licensing and international sales

    - We strive to continually develop and introduce new products

        Our recently introduced products include:

        - CARVERS CHOICE, a line of resin figurines, picture frames and accessories resembling hand-carved and painted wooden sculptures

        - GLASSSMITH ORNAMENTS, blown glass antique-style ornaments based on popular Boyds themes

        - Porcelain Dolls, a line of traditional high-quality porcelain dolls

        - LE BEARMOGE, small porcelain figurines, based on popular Boyds resin characters, placed decoratively atop an ornamental box containing a miniature porcelain figurine

        For fiscal 1999, we plan to introduce the following new lines:

        - UPTOWN BEARS, upscale dressed bears

        - PURRSTONES, a new line of resin figurines

        - BABYBOYDS, plush animals targeted for the children's market

        - THE BEATRICE COLLECTION-TM-, fine porcelain hinged boxes with designs reproduced from original works of art made exclusively for Boyds

    - We plan to pursue strategic acquisitions

For more information on our operating and growth strategy, please see "Business" beginning on page 26 of this prospectus.

                              THE RECAPITALIZATION

    On April 21, 1998, the stockholders of Boyds prior to the April 1998 recapitalization and Bear Acquisition, Inc., together completed a recapitalization of Boyds. Bear Acquisition is an affiliate of Kohlberg Kravis Roberts & Co. L.P. Investment funds controlled by an affiliate of KKR, which include KKR 1996 Fund L.P. and KKR Partners II, L.P., own a substantial majority of Bear Acquisition's common stock. The recapitalization consisted of the purchase by Bear Acquisition of 41,327,007 shares of common stock of Boyds held by the original stockholders of Boyds for approximately $184 million and the redemption by Boyds of 106,237,360 shares of common stock held by the original stockholders for approximately $473 million. Boyds financed the redemption with $325.0 million of bank borrowings and the issuance of $165.0 million principal amount of senior subordinated notes. Immediately after the recapitalization, Bear Acquisition owned approximately 80% of the common stock and the original stockholders retained approximately 20% of the common stock. On April 22, 1998, Bear Acquisition acquired 843,385 additional shares of newly-issued Boyds common stock for $3.8 million with the proceeds from the sale of Bear Acquisition common stock. At March 4, 1999, Bear Acquisition and the original stockholders owned approximately 81% and 19%, respectively, of the outstanding common stock.

    After the recapitalization, Boyds transferred substantially all of its assets to The Boyds Collection, Ltd., L.P., a Delaware limited partnership wholly owned by us. We are the sole limited partner of Boyds L.P. The sole general partner of Boyds L.P. is Boyds Operations, Inc., a Delaware corporation and our direct wholly owned subsidiary.

    Prior to the offering, the current stockholders of Boyds will transfer all of their shares of Boyds common stock to Boyds in exchange for newly-issued shares of Boyds common stock. Each old share of Boyds common stock will be exchanged for 1.1230165 new shares of Boyds common stock. After receiving its newly-issued Boyds shares, Bear Acquisition will distribute these shares in liquidation to its stockholders. Bear Acquisition's only asset is its investment in Boyds common stock. As a result, KKR 1996 Fund L.P. and KKR Partners II, L.P. will collectively own approximately 79% and the original stockholders will retain approximately 19%, respectively, of the outstanding common stock immediately prior to the offering.

                                  THE OFFERING

Common stock offered by:

  Boyds.........................  9,250,000 shares

  The selling stockholders
    (1).........................  6,750,000 shares (2)

    Total.......................  16,000,000 shares (2)

Common stock to be outstanding
  after the offering............  61,838,246 shares (3)

Use of proceeds.................  To redeem $66.0 million principal amount of Boyds'
                                  outstanding 9% senior subordinated notes, which also
                                  requires payment of a $5.9 million premium, and to repay
                                  approximately $82.6 million of bank indebtedness. Boyds
                                  will receive no proceeds from the sale of common stock in
                                  the offering by the selling stockholders. See "Use of
                                  Proceeds."

NYSE symbol.....................  FOB

Closing.........................  March 10, 1999

------------------------

(1) The selling stockholders in the offering will be KKR 1996 Fund L.P. and KKR Partners II, L.P.

(2) Excludes 2,400,000 shares to be sold by the selling stockholders if the underwriters' over-allotment option is exercised in full. See
    "Underwriters."

(3) Shares of common stock, par value $.0001, outstanding at December 31, 1998. This number of shares excludes

    - 1,133,124 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1998, of which 269,524 options to purchase shares of common stock were then exercisable

    - 1,112,909 shares of common stock reserved for future issuance under Boyds' option plan
     See "Management--Benefit Plans for Boyds' Employees"

                                       *  *  *

    EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL OF THE INFORMATION IN THIS PROSPECTUS, INCLUDING ALL REFERENCES TO THE NUMBER OF SHARES OF COMMON STOCK, GIVES EFFECT TO THE 1.1230165 FOR 1 EXCHANGE OF BOYDS' COMMON STOCK EFFECTED PRIOR TO THIS OFFERING.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    You should read the summary consolidated financial and other data below in conjunction with the Consolidated Financial Statements and the Unaudited Pro Forma Consolidated Condensed Financial Statements and the accompanying notes to each, which are contained later in this prospectus. You should also read the Selected Financial and Other Data and the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations, also contained later in this prospectus. The historical financial data for the three years ended December 31, 1998 have been derived from the audited Consolidated Financial Statements and the accompanying notes, which are contained later in this prospectus. The historical financial data for the year ended December 31, 1995 have been derived from audited financial statements for such period, which are not contained in this prospectus. The historical financial data for the year ended December 31, 1994 have been derived from unaudited financial statements, which are also not contained in this prospectus. The pro forma data as adjusted for the recapitalization and the offering have been derived from the Unaudited Pro Forma Consolidated Condensed Financial Statements and the accompanying notes, which are contained later in this prospectus.

    Prior to the recapitalization on April 21, 1998, Boyds was operated as an S Corporation for federal and state income tax purposes. As a result, Boyds' taxable earnings were taxed directly to its then-existing stockholders. After the recapitalization, Boyds became subject to federal and state income taxes. The pro forma provision for income taxes, pro forma net income and pro forma statement of income data assume that Boyds was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rates that would have applied for all periods. Pro forma statement of income data, as adjusted for the recapitalization and the offering, also gives effect to the recapitalization and the offering as if they had occurred on January 1, 1998. The balance sheet data, as adjusted for the offering, give effect to the offering as if it had occurred on December 31, 1998.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1994       1995       1996       1997       1998
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales........................................................  $  34,833  $  70,147  $  98,365  $ 129,841  $ 197,806
  Cost of goods sold...............................................     12,450     24,221     33,022     43,278     63,852
                                                                     ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................................     22,383     45,926     65,343     86,563    133,954
  Selling, general and administrative expenses.....................      2,675      4,332      6,314      8,528     14,446
  Other operating income, net......................................         78         31        387      1,171      1,280
                                                                     ---------  ---------  ---------  ---------  ---------
  Income from operations...........................................     19,786     41,625     59,416     79,206    120,788
  Interest expense.................................................        (39)       (89)      (187)      (242)   (29,618)
  Other income (expense), net including $3,248 of other expenses in
    1998 related to the recapitalization...........................         88        578        868        166     (2,885)
                                                                     ---------  ---------  ---------  ---------  ---------
  Income before provision for income taxes.........................     19,835     42,114     60,097     79,130     88,285
  Provision for income taxes.......................................         --         --         --         --     22,007
                                                                     ---------  ---------  ---------  ---------  ---------
  Net income.......................................................  $  19,835  $  42,114  $  60,097  $  79,130  $  66,278
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma provision for income taxes.............................  $   8,033  $  17,455  $  25,045  $  33,152  $  34,732
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma net income.............................................  $  11,802  $  24,659  $  35,052  $  45,978  $  53,553
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma basic earnings per common share (1)....................  $    0.07  $    0.16  $    0.22  $    0.29  $    0.64
  Pro forma diluted earnings per common share (1)..................  $    0.07  $    0.16  $    0.22  $    0.29  $    0.63

PRO FORMA STATEMENT OF INCOME DATA, AS ADJUSTED FOR THE
  RECAPITALIZATION AND THE OFFERING:
  Net income before extraordinary item.............................                                              $  55,060
  Interest expense.................................................                                                 26,740
  Basic earnings per common share (1)..............................                                              $    0.90
  Diluted earnings per common share (1)............................                                                   0.89

                                                   (CONTINUED ON FOLLOWING PAGE)

(CONTINUED FROM PREVIOUS PAGE)
                                                                                    YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1994       1995       1996       1997       1998
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

OTHER DATA:
  Gross profit margin..............................................       64.3%      65.5%      66.4%      66.7%      67.7%
  Operating income margin..........................................       56.8%      59.3%      60.4%      61.0%      61.1%
  Depreciation and amortization....................................  $      46  $     131  $     221  $     254  $   2,260
  Capital expenditures.............................................        132        545        269        367      1,247

                                                                                         AS OF DECEMBER 31, 1998
                                                                                        -------------------------
                                                                                                    AS ADJUSTED
                                                                                                      FOR THE
                                                                                         ACTUAL       OFFERING
                                                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........................................................  $  11,606    $   11,606
  Working capital (excluding cash and cash equivalents)...............................     22,262        25,943
  Total assets........................................................................    298,410       294,124
  Total debt..........................................................................    443,000       294,430
  Total stockholders' equity (deficit)................................................   (158,766)      (10,801)

------------------------
(1) Pro forma basic earnings per common share is calculated based on weighted average common shares outstanding of 157,671,516 for the four fiscal years ended December 31, 1997 and 84,142,163 for the fiscal year ended December 31, 1998. Pro forma diluted earnings per common share is calculated based on weighted average diluted shares outstanding of 84,484,571 for the year ended December 31, 1998. Pro forma basic and diluted earnings per common share, as adjusted for the recapitalization and the offering, is calculated based on weighted average basic and diluted shares outstanding of 61,375,424 and 61,717,832, respectively.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

IF WE ARE NOT ABLE TO GROW OUR BUSINESS AS PLANNED, OUR SALES GROWTH AND
  EARNINGS COULD BE DIMINSHED

    We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our existing brands and distribution channels. Our ability to implement this growth strategy successfully will be in part dependent on factors beyond our control. These factors include prevailing economic conditions, changes in consumer preferences and changes in our competitive environment.

    Our ability to anticipate changes in the collectibles market and identify industry trends will be a critical factor in our ability to grow and remain competitive. We will also need to successfully develop and introduce new products on a timely basis. Our new products may not be completed on a timely basis and may not enjoy market acceptance following their introduction. In addition, we may not be able to accurately predict the anticipated development schedules for new or refreshed products and product lines.

THE LOSS OF EITHER OF OUR TWO INDEPENDENT BUYING AGENCIES OR ANY OF OUR
  MANUFACTURING SOURCES COULD DISRUPT OUR BUSINESS

    Substantially all of the products that we sell are purchased through two independent buying agencies. One buying agency is located in Hong Kong, and the other buying agency is located in the United States. These two buying agencies, which contract with a total of 19 independent manufacturers, account for approximately 91% of our total imports. These two buying agencies also perform a number of functions for us, including collaborating in our product design and development process. As a result, we are substantially dependent on these buying agencies and the manufacturers with which they contract. We do not have long-term contracts with either of our primary buying agencies. We believe that the loss of either of our primary buying agencies would:

    - have a material adverse effect on our financial condition and results of operations

    - cause disruptions in our orders

    - affect the quality of our products

    - possibly require us to select alternative manufacturers

BECAUSE ALL OF OUR SIGNIFICANT MANUFACTURERS ARE LOCATED IN CHINA, OUR BUSINESS
  IS EXPOSED TO POTENTIAL ECONOMIC AND POLITICAL RISKS

    All of our significant manufacturers are located in China. Although we have identified alternate manufacturers which could meet our quality and reliability standards at similar costs in China and in other countries, the loss of any one or more of our manufacturers could have a material adverse effect on our business.

    Because we rely primarily on Chinese manufacturers, we are subject to the following risks that could restrict our manufacturers' ability to make our products or increase our manufacturing costs:

    - economic and political instability in China

    - transportation delays

    - restrictive actions by the Chinese government

    - the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes

    - Chinese trade and tax laws

    In particular, we could be adversely affected if the Chinese renminbi appreciates significantly relative to the United States dollar. This is because the cost of our products fluctuates with the value of the Chinese renminbi.

BECAUSE WE ARE CONTROLLED BY KKR, OTHER STOCKHOLDERS HAVE A REDUCED ABILITY TO
  INFLUENCE OUR BUSINESS

    Following the offering, KKR 1996 Fund L.P. and KKR Partners II, L.P. will together own approximately 56% of our outstanding common stock on a fully diluted basis and will continue to control us. Accordingly, affiliates of KKR will be able to:

    - elect the entire Board of Directors of Boyds

    - control the management and policies of Boyds

    - determine, without the consent of other Boyds stockholders, the outcome of any corporate transaction or other matter submitted to the Boyds stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Boyds' assets

    Affiliates of KKR will also be able to prevent or cause a change in control of Boyds and will be able to amend our bylaws at any time. The interests of KKR may also conflict with the interests of the other holders of common stock.

BECAUSE WE IMPORT SUBSTANTIALLY ALL OF OUR PRODUCTS, OUR BUSINESS IS SUBJECT TO
  POTENTIAL ADVERSE TRADE REGULATIONS AND RESTRICTIONS

    Boyds does not own or operate any manufacturing facilities. Instead, we import substantially all of our retail products from independent foreign manufacturers, primarily in China. As a result, substantially all of our products are subject to United States Customs Service duties and regulations. These regulations include requirements that we disclose information regarding the country of origin on our products, such as "Handmade in China." Within its discretion, the United States Customs Service may also set new regulations regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations relating to our imported products. Failure to comply with these regulations may result in the imposition of additional duties or penalties or forfeiture of merchandise.

    The countries in which our products are manufactured may impose new quotas, duties, tariffs or other charges or restrictions. This could adversely affect our financial condition, results of operations or our ability to continue to import products at current or increased levels. In particular, our costs could increase, or the mix of countries from which we import our products may be changed, if the Generalized System of Preferences program is not renewed or extended each year. The Generalized System of Preferences allows selected products of beneficiary countries to enter the United States duty free. In addition, if countries that are currently accorded "Most Favored Nation" status by the United States, such as China, cease to have such status, we could be adversely affected. We cannot predict what regulatory changes may occur or the type or amount of any financial impact these changes may have on us in the future.

IF CONSUMERS DO NOT ACCEPT OUR NEW PRODUCTS, OUR RESULTS OF OPERATIONS MAY BE
  IMPAIRED

    The demand for our products may be quickly affected by changing consumer tastes and interests. Our results of operations depend substantially upon our ability to continue to conceive, design, source and market new pieces and upon continuing market acceptance of our existing and future product lines. If we fail or are significantly delayed in introducing new pieces to our existing product lines or creating new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired. A number of companies who participate in the giftware and collectibles industries are part of large, diversified companies that have greater financial resources than us and offer a wider range of products and may be less affected by changing consumer tastes.

THE LOSS OF ANY MEMBER OF OUR SENIOR MANAGEMENT COULD ADVERSELY EFFECT OUR
  BUSINESS

    Our success is substantially dependent upon the retention of our executive officers, including Gary M. Lowenthal, our founder, chairman and chief executive officer. We believe that each of our executive officers is a key employee for our business. However, we do not have employment agreements with any of our executive officers. If any of our executive officers becomes unable or unwilling to participate in the business and operations of Boyds, our future business and operations could be materially and adversely effected.

BECAUSE WE BELIEVE OUR INTELLECTUAL PROPERTY IS MATERIAL TO OUR SUCCESS,
  INFRINGEMENT OR LEGAL ACTIONS RELATED TO OUR INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION

    We believe that our trademarks and other proprietary rights are material to our success and competitive position. Accordingly, we devote resources to the establishment and protection of our intellectual property on a worldwide basis. The actions we take to establish and protect our trademarks and other proprietary rights may not be adequate to protect our intellectual property or to prevent imitation of our products by others. Moreover, while we have not experienced any proprietary license infringements or legal actions that have had a material impact on our financial condition or results of operations, other persons have and will likely in the future assert rights in, or ownership of, our trademarks and other proprietary rights. We may not be able to successfully resolve such conflicts. In addition, the laws of foreign countries may not always protect intellectual property to the same extent as do the laws of the United States. See "Business--Boyds' Intellectual Property."

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND THE MARKET PRICE OF THE
  SHARES WILL FLUCTUATE

    Prior to the offering, there has been no market for our common stock. The initial public offering price of the common stock will be determined by negotiations among Boyds, the selling stockholders and the representatives of the underwriters. The common stock may trade at prices significantly below the initial public offering price.

    The price of the common stock after the offering may fluctuate widely, depending upon many factors. These factors include:

    - the perceived prospects of Boyds

    - differences between our actual financial and operating results and those expected by investors and analysts

    - changes in analysts' recommendations or projections

    - changes in general economic or market conditions

    We have applied to list the common stock on The New York Stock Exchange. The NYSE listing does not, however, guarantee that a trading market for the common stock will develop or, if a market does develop, the depth of the trading market for the common stock.

SALES BY EXISTING STOCKHOLDERS OF THEIR COMMON STOCK COULD ADVERSELY AFFECT THE
  MARKET PRICE OF OUR COMMON STOCK

    As of March 4, 1999, there were 52,588,246 shares of common stock outstanding, excluding shares to be sold in this offering. After the offering, persons who currently hold common stock will be entitled to register their common stock under the Securities Act of 1933 at our expense. These shares may also be sold under Rule 144 of the Securities Act, depending on the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of Boyds. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock. Boyds, the selling stockholders and our officers and directors, which in the aggregate owned 52,052,938 shares at March 4, 1999, have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock for a period of 180 days after the date of this prospectus without the written consent of the underwriters.

WE MAY BE ADVERSELY AFFECTED BY THE YEAR 2000 PROBLEM

    We believe we have replaced all of our systems that are not Year 2000 compliant. However, if any of our systems are not compliant or if our customers, buying agencies, manufacturers or shippers fail to achieve Year 2000 compliance, we may experience the following adverse consequences:

    - We may be unable to receive our products due to failures by our manufacturers, buying agencies or shippers

    - Our customers may be unable to place orders with us due either to our system failures or those of our customers

    - We may be unable to deliver our products on a timely basis

    For a description of our Year 2000 compliance efforts you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH COULD DIFFER FROM
  ACTUAL FUTURE RESULTS

    Some of the matters discussed under the captions "Summary," "Risk Factors," "Unaudited Pro Forma Consolidated Financial Statements," "The Boyds Collection, Ltd." and elsewhere in this prospectus include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or the reasons why actual results may differ.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 9,250,000 shares of common stock offered by us, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $154.5 million. These proceeds will be used to redeem $66.0 million principal amount of our 9% Senior Subordinated Notes due 2008 at a redemption price of 109% of the principal amount, which will require payment of approximately $5.9 million in addition to the principal amount of the notes, and to repay $82.6 million of indebtedness under our credit facility with DLJ Capital Funding, Inc. and other lenders. The credit facility consists of a $325.0 million term loan facility and a $40.0 million revolving credit facility. At December 31, 1998, $278.0 million of loans under the term loan facility were outstanding, none of the revolving credit facility was drawn down and the weighted average interest rate on the credit facility was 7.38%. Indebtedness under the credit facility and the notes was incurred in connection with the recapitalization to (1) redeem common stock of Boyds and (2) pay transaction fees and expenses. See "Prospectus Summary--The Recapitalization."

    We will receive no proceeds from the sale of common stock in the offering by the selling stockholders.

                                DIVIDEND POLICY

    We do not intend to pay any cash dividends for the foreseeable future but instead intends to retain earnings, if any, for the future operation and expansion of its business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by our board of directors. In addition, both the credit facility and the indenture governing the notes currently contain limitations on our ability to declare or pay cash dividends on the common stock. Future indebtedness or loan arrangements incurred by us may also prohibit or restrict our ability to pay dividends and make distributions to our stockholders.

                                 CAPITALIZATION

    The following table sets forth our debt and capitalization at December 31, 1998, and as adjusted to give effect to:

    - the receipt by us of the net proceeds from the sale of 9,250,000 shares of common stock offered by us in this offering at an initial public offering price of $18.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us in the offering

    - the application of the net proceeds therefrom as described under "Use of Proceeds"

    In addition, the following table should be read in conjunction with the Unaudited Pro Forma Consolidated Condensed Financial Statements and the Consolidated Financial Statements and the accompanying notes to each, which are contained later in this prospectus.

                                                                                           DECEMBER 31, 1998
                                                                                      ---------------------------
                                                                                                    AS ADJUSTED
                                                                                                      FOR THE
                                                                                        ACTUAL        OFFERING
                                                                                        (DOLLARS IN THOUSANDS)
Total debt:
  Revolver..........................................................................  $        --   $         --
  Term Loan A.......................................................................       88,250         88,250
  Term Loan B.......................................................................      189,750        107,180
  9% Senior Subordinated Notes......................................................      165,000         99,000
                                                                                      -----------  --------------
    Total debt......................................................................      443,000        294,430

Total stockholders' equity (deficit)................................................     (158,766)       (10,801)
                                                                                      -----------  --------------
    Total capitalization............................................................  $   284,234   $    283,629
                                                                                      -----------  --------------
                                                                                      -----------  --------------

                                    DILUTION

    The tangible book deficit of Boyds at December 31, 1998 was $161.2 million, or $3.07 per outstanding share of common stock. The net tangible book deficit per share of common stock is equal to Boyds' total tangible assets, which is defined as total assets less intangible assets, less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 9,250,000 shares of common stock to be sold by Boyds in the offering at an initial public offering price of $18.00 per share, and the application by Boyds of the estimated net proceeds to it as described in "Use of Proceeds," the net tangible book deficit of Boyds at December 31, 1998 would have been $13.2 million, or $0.21 per share of common stock. This represents an immediate increase in net tangible book value of $2.86 per share of common stock and an immediate dilution in net tangible book value of $18.21 per share of common stock to new investors of common stock in this offering.

    The following table illustrates the per share dilution that would have occurred if this offering had been consummated on December 31, 1998:

Initial public offering price per share of common stock....................................             $   18.00
  Net tangible book deficit per share before the offering..................................      (3.07)
  Increase per share attributable to the offering (1)......................................       2.86
                                                                                             ---------
Net tangible book deficit per share of common stock after the offering.....................                  (.21)
                                                                                                        ---------
Dilution per share to new investors (2)....................................................             $   18.21
                                                                                                        ---------
                                                                                                        ---------

------------------------

(1) After deducting the underwriting discounts and estimated expenses payable by Boyds in the offering.

(2) Dilution is determined by subtracting net tangible book deficit per share after giving effect to the offering from the assumed initial public offering price paid by new investors.

    The following table summarizes the differences, as of December 31, 1998, between the existing stockholders and the new investors with respect to the number of shares purchased from Boyds, the total consideration paid and the average price per share paid. For the purpose of the following table only, the shares purchased from Boyds exclude shares retained by the original stockholders in the recapitalization and the shares sold by the selling stockholders in this offering.

                                                                       TOTAL CONSIDERATION (2)
                                           SHARES PURCHASED (1)       --------------------------
                                      ------------------------------     AMOUNT                     AVERAGE
                                          NUMBER                           (IN                       PRICE
                                      (IN THOUSANDS)      PERCENT      THOUSANDS)      PERCENT     PER SHARE
                                      ---------------  -------------  -------------  -----------  -----------
Existing stockholders...............        35,709              58%     $ 158,985            36%   $    4.45
New investors.......................        16,000              26        288,000            64        18.00
                                                                --
                                            ------                    -------------         ---
Total...............................        51,709              84%     $ 446,985           100%
                                                                --
                                                                --
                                            ------                    -------------         ---
                                            ------                    -------------         ---

------------------------------

(1) Includes shares purchased by officers and directors. Does not include shares of common stock retained by the original stockholders in the recapitalization.

(2) Does not include the consideration for the common stock retained by the original stockholders in the recapitalization.

    The computations made above do not give effect to either of the following:

    - 1,133,124 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1998, of which 269,524 options to purchase shares of common stock were then exercisable

    - 1,112,909 shares of common stock reserved for future issuance under Boyds' option plan

    To the extent that shares are issued in connection with the exercise of stock options, there will be further dilution to new investors. In addition, sales by the selling stockholders in this offering will reduce the number of shares held by current stockholders, including the original stockholders, to 45,838,246, or 74.1% of the total number of shares outstanding after this offering, and will increase the number of shares of common stock held by new investors to 16,000,000, or 25.9% of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders."

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical financial and other data of Boyds. The historical financial data as of December 31, 1997 and 1998 and for the three years ended December 31, 1998 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and the accompanying notes, which are contained later in this prospectus. The historical financial data as of December 31, 1995 and 1996 and for the year ended December 31, 1995 have been derived from audited financial statements for such periods, which are not contained in this prospectus. The historical data as of and for the year ended December 31, 1994 have been derived from unaudited financial statements which are not contained in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the accompanying notes, which are contained later in this prospectus.

    Prior to the recapitalization on April 21, 1998, Boyds was operated as an S Corporation for federal and state income tax purposes. As a result, Boyds' taxable earnings were taxed directly to its then-existing stockholders. After the recapitalization, Boyds became subject to federal and state income taxes. The pro forma provision for income taxes and pro forma net income assume that Boyds was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rates that would have applied for all periods.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1994       1995       1996       1997       1998
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales........................................................  $  34,833  $  70,147  $  98,365  $ 129,841  $ 197,806
  Cost of goods sold...............................................     12,450     24,221     33,022     43,278     63,852
                                                                     ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................................     22,383     45,926     65,343     86,563    133,954
  Selling, general and administrative expenses.....................      2,675      4,332      6,314      8,528     14,446
  Other operating income, net......................................         78         31        387      1,171      1,280
                                                                     ---------  ---------  ---------  ---------  ---------
  Income from operations...........................................     19,786     41,625     59,416     79,206    120,788
  Interest expense.................................................        (39)       (89)      (187)      (242)   (29,618)
  Other income (expense), net including $3,248 of other expenses in
    1998 related to the recapitalization...........................         88        578        868        166     (2,885)
                                                                     ---------  ---------  ---------  ---------  ---------
  Income before provision for income taxes.........................     19,835     42,114     60,097     79,130     88,285
  Provision for income taxes.......................................         --         --         --         --     22,007
                                                                     ---------  ---------  ---------  ---------  ---------
  Net income.......................................................  $  19,835  $  42,114  $  60,097  $  79,130  $  66,278
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma provision for income taxes.............................  $   8,033  $  17,445  $  25,045  $  33,152  $  34,732
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma net income.............................................  $  11,802  $  24,659  $  35,052  $  45,978  $  53,553
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
  Pro forma basic earnings per common share (1)....................  $    0.07  $    0.16  $    0.22  $    0.29  $    0.64
  Pro forma diluted earnings per common share (1)..................  $    0.07  $    0.16  $    0.22  $    0.29  $    0.63
OTHER DATA:
  Gross profit margin..............................................       64.3%      65.5%      66.4%      66.7%      67.7%
  Operating income margin..........................................       56.8%      59.3%      60.4%      61.0%      61.1%
  Depreciation and amortization....................................  $      46  $     131  $     221  $     254  $   2,260
  Capital expenditures.............................................        132        545        269        367      1,247

                                                                                      AS OF DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1994       1995       1996       1997       1998
                                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................................  $   1,700  $   4,279  $   6,083  $  11,210  $  11,606
  Working capital (excluding cash and cash equivalents)............      5,856     13,384     13,250     23,398     22,262
  Total assets.....................................................      8,526     19,943     22,582     38,936    298,410
  Total debt.......................................................      7,500     17,700     19,300     30,000    443,000
  Total stockholders' equity (deficit).............................        250        916      1,191      5,272   (158,766)

------------------------------

(1) Pro forma basic earnings per common share is calculated based on weighted average common shares outstanding of 157,671,516 for the four fiscal years ended December 31, 1998 and 84,142,163 for the year ended December 31, 1998. Pro forma diluted earnings per common share is calculated based on weighted average diluted shares outstanding of 84,484,571 for the year ended December 31, 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Boyds has grown significantly to become a leading domestic designer, importer and distributor of branded, high-quality, hand-crafted collectibles and other specialty giftware products. Boyds sells its products through an extensive network of approximately 19,950 accounts comprised of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels. Boyds has a demonstrated history of strong sales growth with net sales increasing from $18.2 million in fiscal 1993 to $197.8 million in fiscal 1998, a compound annual growth rate of approximately 61%. Substantially all sales growth has resulted from increases in unit volumes sold.

    As a result of developing a strong brand image and a high level of consumer awareness, Boyds believes its sales growth has outpaced the giftware and collectibles industries and allowed it to gain market share. Boyds also believes it is one of the most profitable companies in terms of both gross profit and operating income margins in the giftware and collectibles industries for companies of similar or larger size. Boyds' fiscal 1998 gross and operating income margins were 67.7% and 61.1%, respectively.

    Boyds' products include resin figurines, plush animals, porcelain dolls and boxes and related clothing and accessories. The following table sets forth Boyds' resin figurine, plush animal and other sales and their percentage of Boyds' net sales:

                                                              YEAR ENDED                       YEAR ENDED
                                                             DECEMBER 31,                     DECEMBER 31,
                                                    -------------------------------  -------------------------------
                                                      1996       1997       1998       1996       1997       1998
                                                         (DOLLARS IN MILLIONS)           (PERCENT OF NET SALES)

Resin figurines...................................  $    42.1  $    54.9  $    80.2       42.8%      42.3%      40.6%

Plush animals.....................................       46.4       58.1       93.4       47.2       44.8       47.2

Other.............................................        9.9       16.8       24.2       10.0       12.9       12.2
                                                    ---------  ---------  ---------  ---------  ---------  ---------

  Net sales.......................................  $    98.4  $   129.8  $   197.8      100.0%     100.0%     100.0%
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------

    Growth in resin figurines has been primarily driven by the substantial growth of Boyds' three major resin figurine product lines, BEARSTONES, FOLKSTONES and DOLLSTONES, all of which have exhibited growth each year since their introduction. In late 1993, Boyds introduced its BEARSTONES product line, which was an immediate success. In early 1994, Boyds introduced another resin figurine line known as FOLKSTONES, followed by DOLLSTONES in late 1995. Boyds also established a network of dealers in 1994, selected primarily from Boyds' plush-only dealers, that were authorized to carry Boyds' resin figurine product lines. These dealers have grown in number to 6,000 accounts and accounted for approximately 63% of Boyds' net sales in fiscal 1998. Boyds currently has a waiting list of over 5,500 retailers that have expressed interest in becoming resin figurine dealers.

    Growth in plush animals for the period from fiscal 1993 through fiscal 1998 has been largely attributable to the growth of Boyds' line of dressed animals in the T.J.'S BEST DRESSED collection, introduced in 1992, and in other custom-designed plush animals. Boyds began selling non-dressed plush animals in 1982 and has since introduced product collections which currently include BEARS IN THE ATTIC-TM-, J.B. BEAN & ASSOCIATES, the ARCHIVE COLLECTION-TM- and MOHAIR BEARS.

    Boyds' resin figurine and plush animal sales accounted for 87.8% of fiscal 1998 net sales with other product sales, freight sales, collectors club sales and distributor sales comprising the remainder. Freight sales represent shipping and handling charges assessed on each order based on order size. Collectors club sales are generated from annual dues collected directly from consumers who become members of

Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, which began in July 1996 and currently has approximately 120,000 paying members. Distributor sales represent sales of Boyds' products to independent distributors in other countries and to certain accounts in the U.S., which are shipped directly from overseas suppliers.

    Boyds believes its gross profit and operating income margins are higher than giftware and collectibles companies of similar or larger size, even though it serves similar markets, retail distribution channels and consumers, due to its avoidance of substantial volume purchase discounts, its use of in-house development teams, limited royalties paid to outside artists, and relatively low warehousing, distribution and obsolescence costs.

    Selling, general and administrative expenses are comprised of overhead, selling and marketing costs, administration, professional fees and Pennsylvania capital stock taxes. For fiscal 1998, Boyds' SG&A expenses were $14.4 million, representing 7.3% of net sales. Boyds believes it has one of the lowest SG&A levels, as a percentage of net sales, among giftware and collectibles companies of similar or larger size. Unlike many of its competitors, Boyds does not utilize a network of internal or independent commissioned sales personnel, but relies instead on an in-house team of non-commissioned telemarketing and sales professionals. In addition, Boyds exhibits its products at many national and regional tradeshows where orders are taken by Boyds' employees and part-time help. Boyds operates almost exclusively out of a leased office/distribution facility in McSherrystown, Pennsylvania where it believes both labor and rental costs are attractive. These factors, combined with Boyds' access to low-cost manufacturing sources located primarily in China, have resulted in an operating income margin that Boyds believes is among the highest in the industry.

    Boyds licenses its product designs to other companies for products including stationery, greeting cards and home textiles. Boyds believes such licensing, in addition to providing royalty income, helps to increase consumer awareness of Boyds' designs and brand image. Boyds reports royalty income as other operating income.

    Boyds has substantial operating income margins and has experienced significant growth in income from operations. Its operating income margins have increased from 56.8% in fiscal 1994 to 61.1% for fiscal 1998, which Boyds believes is approximately 25% to 45% higher than giftware and collectibles companies of similar or larger size. Historically, Boyds has funded its cash needs from operations and has not found it necessary to make substantial capital investments.

RESULTS OF OPERATIONS

    The following table sets forth the components of net income as a percentage of net sales for the periods indicated:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1996       1997       1998
Net sales................................................................................      100.0%     100.0%     100.0%
Gross profit.............................................................................       66.4       66.7       67.7
Selling, general and administrative expenses.............................................        6.4        6.6        7.3
Other operating income, net..............................................................        0.4        0.9        0.7
  Income from operations.................................................................       60.4       61.0       61.1
Interest expense.........................................................................       (0.2)      (0.2)      15.0
Other income, net........................................................................        0.9        0.1       (0.1)
Expenses related to the recapitalization.................................................         --         --        1.6
Provision for income taxes...............................................................         --         --       11.1
                                                                                           ---------  ---------  ---------
  Net income.............................................................................       61.1%      60.9%      33.5%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

FISCAL YEAR ENDED DECEMBER 31, 1998 VS. FISCAL YEAR ENDED DECEMBER 31, 1997

    NET SALES. Net sales increased 52.4% to $197.8 million in fiscal 1998 from $129.8 million in fiscal 1997. Net sales of resin figurines were $80.2 million in fiscal 1998, an increase of 46.1% as compared to resin figurine net sales of $54.9 million in fiscal 1997. The increase in net sales of resin figurines was primarily attributable to increased sales of BEARSTONES, FOLKSTONES and Porcelain Dolls, which resulted from strong consumer and retailer demand, and the introduction of CARVERS CHOICE. Net sales of plush animals were $93.4 million in fiscal 1998, an increase of 60.8% as compared to plush animal net sales of $58.1 million in fiscal 1997. The increase in net sales of plush animals was primarily attributable to increased sales of T.J.'S BEST DRESSED, along with sales of T.F. WUZZIES mini-bears and MOHAIR BEARS, which were introduced in the fall of 1997.

    GROSS PROFIT. Gross profit increased 54.7% to $134 million in fiscal 1998 from $86.6 million in fiscal 1997. Gross profit as a percent of sales increased to 67.7% for fiscal 1998 from 66.7% for fiscal 1997. The increase in gross profit was primarily attributable to the increase in sales for both the plush animal and resin figurine categories for fiscal 1998 as compared to fiscal 1997.

    SG&A. SG&A expenses increased 69.4% to $14.4 million in fiscal 1998 from $8.5 million in fiscal 1997. SG&A expenses as a percent of net sales increased to 7.3% in fiscal 1998 from 6.6% in fiscal 1997. The increase in SG&A expenses was primarily attributable to increased administrative costs due to Boyds' net sales increase during the periods. The increase in SG&A expenses as a percent of net sales was attributable to increased wages of $750,000 incurred due to an increased provision for Boyds' employee incentive program and an increase in professional fees of $1.5 million.

    INCOME FROM OPERATIONS. Income from operations increased 52.5% to $120.8 million in fiscal 1998 from $79.2 million in fiscal 1997. The operating income margin increased to 61.1% in fiscal 1998 from 61.0% in fiscal 1997. The increase in operating income margin was due to an increase in net sales for the period. The increase in income from operations was primarily attributable to the increase in net sales for the period.

    INTEREST EXPENSE. Interest expense increased to $29.6 million in fiscal 1998 from $242,000 in fiscal 1997. The increase in interest expense was due to indebtedness incurred in connection with the recapitalization.

    EXPENSES RELATED TO THE RECAPITALIZATION. Transaction costs for fiscal 1998 were $3.2 million, representing 1.6% of net sales. Transaction costs consisted of non-recurring bonuses paid to key employees in connection with the recapitalization.

    NET INCOME. Net income decreased 16.2% to $66.3 million in fiscal 1998 from $79.1 million in fiscal 1997. The decrease in net income was attributable to $54.6 million of additional costs in 1998 that did not occur in 1997, including:

    - interest expense of $29.4 million

    - income tax expense of $22.0 million due to Boyds becoming a tax paying entity

    - expenses related to the recapitalization of $3.2 million

The net income margin decreased to 33.5% in fiscal 1998 from 60.9% in fiscal 1997. The decrease in net income margin was attributable to the tax and interest expenses as discussed above.

FISCAL YEAR ENDED DECEMBER 31, 1997 VS. FISCAL YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales increased 31.9% to $129.8 million in fiscal 1997 from $98.4 million in fiscal 1996. Net sales of resin figurines were $54.9 million in fiscal 1997, an increase of 30.4% as compared to resin figurine net sales of $42.1 million in fiscal 1996. The increase in net sales of resin figurines was primarily attributable to increased sales of BEARSTONES and FOLKSTONES, which resulted from strong consumer and retailer demand. Net sales of plush animals were $58.1 million in fiscal 1997, an increase of 25.2% as compared to plush animal net sales of $46.4 million in fiscal 1996. The increase in net sales of plush animals was primarily attributable to increased sales of T.J.'S BEST DRESSED, as well as increased sales of other specialty dressed plush animals.

    GROSS PROFIT. Gross profit increased 32.6% to $86.6 million in fiscal 1997 from $65.3 million in fiscal 1996. Gross profit as a percent of net sales increased slightly to 66.7% in fiscal 1997 from 66.4% in fiscal 1996. The increase in gross profit was primarily attributable to the increase in sales for both the plush animal and resin figurine categories for fiscal 1997 as compared to fiscal 1996.

    SG&A. SG&A expenses increased 34.9% to $8.5 million in fiscal 1997 from $6.3 million in fiscal 1996. SG&A expenses as a percent of net sales increased to 6.6% in fiscal 1997 from 6.4% in fiscal 1996. The increase in SG&A expenses as a percent of net sales in fiscal 1997 as compared to fiscal 1996 was primarily due to an increase in Boyds' capital stock tax. In general, SG&A expenses grew in line with Boyds' net sales increase for fiscal 1997 as compared to fiscal 1996.

    INCOME FROM OPERATIONS. Income from operations increased 33.3% to $79.2 million in fiscal 1997 from $59.4 million in fiscal 1996. The operating income margin also increased to 61.0% in fiscal 1997 from 60.4% in fiscal 1996 primarily due to the increase in royalty income reflected in other operating income.

    INTEREST EXPENSE. There was no material change in interest expense between fiscal 1997 and fiscal 1996.

    NET INCOME. Net income increased 31.6% to $79.1 million in fiscal 1997 from $60.1 million in fiscal 1996. The increase in net income was primarily attributable to the increase in net sales. The net income margin decreased slightly to 60.9% in fiscal 1997 from 61.1% in fiscal 1996. The slight decrease in net income margin was attributable to increased SG&A expenses.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, Boyds utilized its operating cash flow to support working capital and ongoing capital expenditures. Cash flow from operations increased 18.3% to $82.6 million for fiscal 1998 from $69.8 million for fiscal 1997. The cash flow increase was primarily attributable to the increase in amortization, interest payable and accruals, partially offset by increases in accounts receivable and inventory. Net cash used in financing activities was $77.5 million and $64.3 million for fiscal 1998 and fiscal 1997, respectively. The funds were used to repay notes to the stockholders, reduce outstanding debt and fund the costs of the recapitalization.

    Boyds' primary sources of liquidity are cash flow from operations and borrowings under the credit facility. Boyds has elected to treat the recapitalization as an asset acquisition for federal income tax purposes, thereby creating tax deductible goodwill. Boyds expects that this deductible goodwill will reduce cash taxes by approximately $16.3 million per year for the next 15 years, assuming sufficient income to realize the full benefit of this reduction. Boyds' primary uses of cash are to fund working capital and to service debt.

    On April 21, 1998 Boyds issued the senior subordinated notes and entered into the credit facility. The term loans were for an aggregate principal amount of $325.0 million. Boyds has repaid $47.0 million of the term loans through December 31, 1998. The revolving credit facility provides revolving loans in an aggregate amount of up to $40.0 million. Boyds has not borrowed under the revolving credit facility. Thus, the amount available under the revolving credit facility will be available to fund Boyds' working capital requirements.

    Borrowings under the credit facility bear interest at a rate per year equal to a margin over either a base rate or LIBOR. The revolving loan commitment will terminate seven years after the date of the initial funding of the credit facility. The term loans will be amortized over an eight-year period with no amortization in the first two years. The credit facility contains customary covenants and events of default, including substantial restrictions on Boyds' ability to declare dividends or make distributions. The term loans are subject to mandatory prepayment with the proceeds of certain asset sales and a portion of Boyds' excess cash flow. See "Description of Long-term Indebtedness."

    Boyds plans to use the net proceeds of the offering to redeem $66.0 million aggregate principal amount of the notes and to repay $82.6 million of its term loans.

    Boyds does not incur significant capital expenditures due to its sourcing arrangements with its buying agencies. As a result of these arrangements, other companies manufacture Boyds' products and Boyds is therefore able to avoid related capital expenditures. Boyds does not expect to incur significant capital expenditures for the foreseeable future.

    Management believes that cash flow from operations and availability under the revolving credit facility will provide adequate funds for Boyds' foreseeable working capital needs, planned capital expenditures and debt service obligations. Any future acquisitions, joint ventures or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to Boyds on acceptable terms or at all. Boyds' ability to fund its working capital needs, planned capital expenditures and scheduled debt payments, to refinance indebtedness and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond Boyds' control.

SEASONALITY

    Boyds does not have the significant seasonal variation in its orders that it believes is experienced by many other giftware and collectibles companies. Boyds receives orders throughout the year and generally ships merchandise out on a first-in, first-out basis. Approximately 40% of orders are taken between November and April while approximately 60% of orders are placed between May and October in anticipation of the holiday season. Boyds does not build a large receivables balance relative to sales because it typically does not offer its customers long payment terms or dating programs.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This standard requires enterprises to display comprehensive income and its components in financial statements, to classify items of comprehensive income by their nature in financial statements, and to display the accumulated balances of other comprehensive income in stockholders' equity separately from retained earnings and additional paid-in capital. Boyds adopted SFAS No. 130 for the year ended December 31, 1998. There were no items of other comprehensive income for all periods presented.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997. As provided by SFAS No. 131, disclosures are not required for interim periods of the initial year of application, but comparative information will be reported in financial statements for interim periods during the second year of application. Management has determined that Boyds operates in a single industry segment.

    During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for periods beginning after June 15, 1999. Boyds is currently evaluating the impact, if any, of this statement.

FOREIGN EXCHANGE

    The dollar value of Boyds' assets abroad is not significant. Boyds' sales are denominated in United States dollars and, as a result, are not subject to changes in exchange rates.

    Boyds imports most of its products from manufacturers in China. Boyds' costs could be adversely affected on a short-term basis if the Chinese renminbi appreciates significantly relative to the United States dollar. Conversely, its costs would be favorably affected on a short-term basis if the Chinese renminbi depreciates significantly relative to the the United States dollar. Although Boyds generally pays for its products in United States dollars, the cost of such products fluctuates with the value of the Chinese renminbi. In the future Boyds may, from time to time, enter into foreign exchange contracts or prepay inventory purchases as a partial hedge against currency fluctuations. Differences between the amounts of such contracts and costs of specific material purchases are included in inventory and cost of sales. Boyds intends to manage foreign exchange risks to the extent appropriate.

YEAR 2000 COMPLIANCE

    The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failure or miscalculations causing disruptions of operations. Boyds currently uses information technology for processing orders and tracking inventory.

    Management believes that Boyds' systems are Year 2000 compliant. Boyds has purchased Year 2000 compliant software and currently has Year 2000 compliance certificates from its key software suppliers. In addition, Boyds has substantially completed the internal testing of its information technology systems and will continue to monitor such systems through the summer of 1999. Boyds has also specifically addressed internally its non-information technology related systems and believes that there will be no significant operational problems relating to the Year 2000 issue. Boyds has not obtained, and does not intend to obtain, an independent verification and validation of its Year 2000 compliance.

    Other than system replacements due to planned upgrades, Boyds has not replaced any of its information technology or non-information technology systems as a result of the Year 2000 issue.

    Boyds depends heavily on its relationships with customers, buying agencies, manufacturers and shippers. It is communicating with customers, buying agencies, manufacturers and shippers to determine the extent to which these third parties are moving toward Year 2000 compliance. To assess Year 2000 compliance and any potential exposure to the Year 2000 problem, Boyds is in the process of sending surveys to such third parties. Boyds is also seeking Year 2000 compliance certificates from third parties it has indentified as "critical" to its operations, which include all of its buying agencies and manufacturers and its most important customers and shippers. To date, all of these critical third parties have been contacted, and Boyds has not been made aware of any Year 2000 compliance problems.

    Boyds believes that any adverse effect on its relationship with customers, buying agencies, manufacturers and shippers due to the Year 2000 problem will be lessened by the fact that it does not share information technology. However, failure of any of these parties to have their systems timely converted may have a material adverse effect on Boyds' business and operations.

    Boyds believes it has substantially completed its Year 2000 project. Boyds did not incur significant incremental costs specifically in connection with seeking to achieve Year 2000 compliance and all upgrades and system replacements made in connection with its Year 2000 project were part of previously planned software and hardware upgrades. Furthermore, in order to achieve Year 2000 compliance, Boyds has needed, and expects that it will continue to need, only existing employees who otherwise have been assigned to the planned upgrade of Boyds' software and hardware.

    Notwithstanding Boyds' progress to date, there are several ways in which its systems could still be affected by the Year 2000 problem. First, the software code Boyds uses in its information systems may not in fact be Year 2000 compliant in all instances. Second, Boyds may be unable to complete the remaining upgrades to its information technology systems by the Year 2000. Third, even if Boyds completes the system upgrade by the Year 2000, it may be unable to fully test and monitor the upgrades, making it difficult for Boyds to identify and remedy any problems that might exist. Fourth, Boyds' customers, buying agencies, independent manufacturers and shippers may be unable to achieve Year 2000 compliance in time.

    The most reasonably likely worst-case scenario resulting from Boyds' inability, or the inability of its customers, buying agencies, manufacturers or shippers, to become Year 2000 compliant, includes the following adverse effects:

    - SUPPLY PROBLEMS. Boyds would be unable to receive products due to year 2000-related failures on the part of its manufacturers and suppliers causing Boyds to be unable to fulfill the orders of many of its customers for Boyds' products.

    - ORDER DIFFICULTIES. Boyds' customers would be unable to place their orders with Boyds because of its own system failures or those of its customers resulting in delayed or potentially lost orders for Boyds' products.

    - DELIVERY DELAYS. Boyds would be unable to deliver ordered products to its customers on a timely basis due to a system failure at Boyds or at one of its product shippers leading to delays in arrival of Boyds' products and possibly dissatisfied customers.

    Boyds has not developed, and does not intend to develop, contingency plans relating to the Year 2000 problem unless Boyds becomes aware of a Year 2000 compliance problem in its own systems or those of its manufacturers, buying agencies, customers or shippers.

    Boyds' assessment of its Year 2000 compliance is based on numerous assumptions about future events, including third party modification plans and other factors. However, there can be no guarantee that this assessment is correct and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

INFLATION

    Boyds does not believe that inflation has had a material impact on its operations.

                                    BUSINESS

HISTORY OF BOYDS

    Boyds was founded in 1979 by Gary and Justina Lowenthal as a small antique business in Boyds, Maryland. By 1984, Boyds had begun to reproduce and sell miniature houses, duck decoys and merino wool teddy bears to selected retail outlets. In 1984, Boyds also introduced its first major plush product, a unique, fully-jointed wool teddy bear named MATTHEW-TM-, and the GNOMES HOMES-TM-, a small collection of hand-sculpted miniature cast resin houses. Boyds relocated from Maryland to southern Pennsylvania in 1987 in order to take advantage of more favorable labor markets. The product line was expanded to include other plush animals and related accessories including miniature clothes, furniture and ornaments. Boyds began distributing its plush animal lines to department stores and gift retailers, opting against selling to mass merchandisers, major discount stores and toy chains. This strategy strengthened Boyds' relationship with its retailers, a competitive advantage which exists today. In 1993, Boyds began selling cast resin figurines with the introduction of its BEARSTONES line.

THE COLLECTIBLES INDUSTRY

    UNITY MARKETING, an independent market research firm which specializes in the collectibles industry and is not affiliated with Boyds, estimates that consumer sales of collectibles in the United States in 1997 totaled $10.0 billion. The industry grew at a compound annual growth rate of approximately 11% from 1993 to 1997. Figurines, which represent approximately 45% of Boyds' net product sales, are estimated by UNITY MARKETING to represent the largest category within the U.S. collectibles industry with an estimated $3.9 billion in total sales in 1997. Within the collectibles industry, figurine sales have grown at a compound annual growth rate of approximately 10% since 1993, though management believes that low- to mid-priced figurines have grown at a faster rate. According to UNITY MARKETING, women between the ages of 35 and 64 encompass the majority of collectors. Boyds also believes that this group constitutes a substantial portion of its collectors. The U.S. Census Bureau reports that the number of women in this age group is expected to grow approximately 12% by the year 2005. UNITY MARKETING expects that strong growth in the collectibles industry will be driven by the increased number of middle-aged female collectors and higher spending habits of the baby boom generation.

    The following chart illustrates the strong historical growth of the collectibles market:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    U.S. CONSUMER SALES OF COLLECTIBLES, 1993-1997
(IN BILLIONS)
                                                           11% Compound Annual Growth
1993                                                                             $6.6
1994                                                                             $7.2
1995                                                                             $8.2
1996                                                                             $9.1
1997                                                                            $10.0

                       (1) Source: UNITY MARKETING

BOYDS' PRODUCT LINES

    Boyds' success is largely due to the established strength of the Boyds brand name, which Boyds has built among retailers and customers through consistently offering affordably priced, high-quality collectibles. Boyds brand name is associated with consistent product quality and Boyds' distinctive, award-winning "Folksy With Attitude" product design and craftsmanship. Boyds' recognized brand name makes it easier to successfully introduce new products.

    Since 1982, Boyds' product lines have expanded from plush bears to include other plush animals such as hares, moose and cats, resin figurines, porcelain dolls and boxes and related clothing and accessories. Boyds' continuous new product development efforts incorporating traditional, enduring concepts have resulted in strong brand awareness and broad appeal for Boyds' products. Boyds' products have been consistently recognized for excellence in product design. Boyds' industry and consumer awards include Toby awards, Golden Teddy awards, Collectors Jubilee awards and National Association of Limited Edition Dealers awards.

    One of Boyds' strategies for maintaining the demand for and collectibility of its existing resin figurine and plush animal product lines is to constantly develop and introduce new designs and themes while selectively retiring others. There are independently published price guides printed each year that report the secondary market value of Boyds products, which show that many of Boyds' products trade at prices substantially higher than their original retail prices. While Boyds does not participate in this market, Boyds believes the existence of this market reinforces the demand for its products.

    In further building existing product lines, Boyds applies its formula of developing high-quality, whimsical in nature products to new animals and concepts, such as the introduction of dressed animals in the case of the plush lines and to new situations and concepts in the case of the resin figurines. Boyds is able to keep the categories familiar, yet fresh, with new ideas by keeping annual product turnover near 40%, further strengthening the image and collectibility of its products.

    In addition, Boyds has developed a successful process for identifying, designing and marketing unique products for its target markets. Boyds' development process includes researching, developing and effectively merchandising and packaging its products in a manner consistent with its product image. Boyds enhances its product development process by giving careful attention to design and price points and through its proven method of testing new products with selected retailers and consumers prior to introduction. Boyds believes that its close relationships with its suppliers, retailers and customers allow it to quickly introduce new products, accurately estimate consumer demand, promptly identify both new product categories and trends regarding existing lines, and substantially reduce development costs.

RESIN FIGURINES

    Net product sales of resin figurines for fiscal 1998 were $80.2 million, representing 44.6% of net product sales. Pieces in the resin figurine category are generally priced between $9 and $60 at retail. Each figurine is inscribed with Boyds' distinctive symbol of authenticity, a hidden bear paw, and a bottom stamp indicating the name, edition and piece number. Many figurines contain famous quotes which help the customers identify with the piece. The items are packaged individually with a certificate of authenticity describing the product.

    Boyds' resin figurine category currently consists of three main collections, BEARSTONES, FOLKSTONES and DOLLSTONES, and two sub-collections, SHOEBOX BEARS-TM- and WEE FOLKSTONES. Together, these categories include over 420 styles of finely detailed, hand-painted miniature cast resin bears, other animals and people.

    Boyds introduced the BEARSTONES in 1993 with ten different styles. Since its introduction, Boyds has expanded the offerings to include additional figurines, resin jewelry, ornaments, waterballs, SHOEBOX

BEARS, votive holders, ceramics, picture frames and wooden clocks. The ceramics, frames and clocks were introduced in 1997.

    Boyds also produces a collection of ceramic pieces which it is expanding and currently considers part of its BEARSTONES family of products. The ceramic line, entitled BEARWARE POTTERYWORKS, was introduced in the fall of 1997 and includes ceramic cookie jars and salt and pepper shakers.

    The FOLKSTONES line of products, introduced in 1994, includes non-traditional, whimsical figurines of traditional folk art themes, other figurines, jewelry, ornaments, waterballs, WEE FOLKSTONES and votive holders. The votive holders and WEE FOLKSTONES, depicting faeries, angels, elves and other characters, were introduced in 1997.

    The DOLLSTONES line of products, introduced in 1995, is based on nostalgic themes and includes figurines of children depicted with animals, waterballs, votive holders and musicals. In the fall of 1997, Boyds introduced two limited edition porcelain dolls within the DOLLSTONES product category. Due to the success of this introduction, several more limited edition porcelain dolls were introduced during 1998 and Boyds plans to further expand this category in 1999.

PLUSH ANIMALS

    Net product sales of plush animals for fiscal 1998 were $93.4 million, representing 52.0% of net product sales. Retail prices for the plush animals generally range from $4 to $95. The plush animal category consists of both dressed and non-dressed animals which are made of various materials. The outer covering ranges from acrylic plush to custom-dyed chenille and wool; the interior is filled with plastic pellets for the beanbag animals or 100% acrylic fiberfill for the other animals. Most of the animals are fully jointed with sewn-in joints for arms, legs and heads. Boyds began selling its plush animals in 1982. Today the plush animal category has grown to encompass over 430 different items ranging from 2 1/2" miniatures to 21" large animals.

    Introduced in 1992, the popularity of Boyds' T.J.'S BEST DRESSED line, characterized by fully jointed bears, cats, moose and other animals dressed in stylish, hand-sewn outfits, has helped create additional brand awareness for Boyds.

    Boyds' non-dressed plush animal lines include the BEARS IN THE ATTIC, the ARTISAN SERIES-TM-, J.B. BEAN & ASSOCIATES, the ARCHIVE COLLECTION and ANGELS AND FRIENDS-TM- ornaments. The largest revenue-generating line in this plush category is Boyds' J.B. BEAN & ASSOCIATES, featuring fully-jointed bears, hares, moose, lambs and other animals.

    In the fall of 1997, Boyds introduced MOHAIR BEARS, which are fully-jointed, high-quality bears with mohair bodies, suede paws and hand-embroidered paws and faces. Boyds believes its MOHAIR BEARS are comparable in quality to bears manufactured by its competitors, but at wholesale prices which are significantly lower.

OTHER PRODUCTS

    In addition to Boyds' resin figurine and plush animal lines, Boyds sells over 150 additional items which generally generate margins comparable to its resin figurine and plush animal lines. The majority of the revenues generated by these products are from the sale of Boyds' BEAR NECESSITIES line that includes miniature knit clothing, miniature furniture, wooden accessories, glasses, cast iron products and resin accessories. Boyds also sells various printed and promotional materials to support its product lines.

NEW PRODUCT INTRODUCTIONS

    To maintain the demand for and collectibility of its products, Boyds continually develops and introduces new products and product line concepts. For example, its MOHAIR BEARS, introduced in the fall of 1997, represent an important new plush animal line. In 1998, the MOHAIR BEARS line was expanded to include other animals. In addition, in late 1997 Boyds introduced its first line of porcelain dolls under the DOLLSTONES line. The demand for Boyds' first editions of porcelain dolls was high and the dolls sold out almost immediately. This successful entry into the porcelain doll category extends the Boyds brand name into the doll segment of the collectibles and giftware markets. Boyds intends to further expand its Porcelain Doll line in 1999. Also in late 1997, Boyds introduced BEARWARE POTTERYWORKS under the BEARSTONES line.

    Boyds introduced four new product lines for sale in 1998: CARVERS CHOICE, GLASSSMITH ORNAMENTS, DESKANIMALS and LE BEARMOGE. CARVERS CHOICE is a new line of resin figures, picture frames and related accessories based on hand-carved wooden sculptures. These items capture the same whimsical spirit Boyds has become known for in the giftware and collectibles industries. GLASSSMITH ORNAMENTS is a new category consisting of three blown glass antique-style ornaments that are based on some of Boyds' most popular themes. DESKANIMALS is a new concept in resin sculptures containing multiple piece depictions of animals that can be placed on a desk or other flat surface and appear to go under the surface and reappear as though they were swimming in water. LE BEARMOGE is a new category consisting of ornamental porcelain boxes. Each box is adorned with a porcelain figurine based on popular Boyds' characters and contains a miniature porcelain figurine.

    Boyds continually evaluates new product line ideas and plans to regularly introduce new product lines over the next several years that maintain Boyds' whimsical and "Folksy with Attitude" themes. For fiscal 1999, Boyds' emphasis is to further expand its resin and plush product lines that have been successfully introduced in the last two years, including Porcelain Dolls, LE BEARMOGE and MOHAIR BEARS. Also in fiscal 1999, Boyds plans to introduce the following new lines:

    - UPTOWN BEARS, upscale dressed bears

    - PURRSTONES, a new line of resin figurines

    - BABYBOYDS, plush animals targeted for the children's market

    - THE BEATRICE COLLECTION-TM-, fine porcelain hinged boxes with designs reproduced from original works of art made exclusively for Boyds

PRODUCT DESIGN AND DEVELOPMENT

    Boyds has developed a process of designing and sourcing which has enabled it to:

    - consistently develop award-winning designs prized by collectors

    - maintain demand for Boyds' products without compromising high quality standards

    - maintain high gross margins due to Boyds' established sourcing network

    Although certain elements of Boyds' design process are proprietary, Boyds typically

    - researches the general giftware and collectibles markets to identify specific product areas that are large or have the potential to grow due to evolving consumer trends

    - focuses on developing a specific niche within the identified product area

    - develops several items that are tested in the marketplace

    - tailors the product line to properly position it with retailers if market reception is positive

The time-to-market for a new product within an existing line, from idea generation to shipping, can be as short as five months, but typically takes one year. New product line concepts normally take one to two years to fully develop for market entry.

    Boyds' in-house creative design team consists of seven full-time, salaried design professionals and senior management. Once a design has been created, Boyds, together with its buying agencies, works with outside artists and sculptors, primarily in China, who are responsible for creating a prototype and refining the product's appearance for review by Boyds. Boyds also works with its buying agencies and manufacturers in order to ensure the product can be produced at an acceptable cost per unit, without compromising quality, given a certain level of production. A product will not be produced unless the Boyds formula for high quality and affordability can be maintained.

    Boyds' resin figurines are developed into designs and clay models by artists and modelmakers overseas under the guidance and direction of Boyds' creative design team. Whether designed and/or conceptualized in-house or externally, Boyds strives for an overall "Boyds image" to achieve product consistency.

LICENSING OF BOYDS' IMAGES AND PRODUCT DESIGNS

    Due to Boyds' popularity, it has begun to license its images for other products including stationery, afghans, throw pillows, rubber stamps and clothing. For example, Boyds currently licenses certain product images to Interart Holding Corporation, a subsidiary of Hallmark Cards, to produce gift cards, package wrap and other assorted paper items. Interart Holding Corporation's Boyds line is expected to consist of over 150 SKUs; each SKU, or Stock Keeping Unit, is a designation for a distinct product. Though Boyds' royalty income is currently small relative to its net sales, Boyds expects to increase the number of its licensed products through additional licensing arrangements in the future. Boyds will also seek to increase international sales, which currently represent approximately 2% of Boyds' net sales. Boyds believes that Asia, Europe and Canada offer significant long-term potential for its products.

BOYDS' INTELLECTUAL PROPERTY
    TRADEMARKS. Boyds has obtained 17 U.S. trademark registrations for trademarks and logos related to its resin figurines and plush animals. These registrations allow Boyds to use on an exclusive basis these trademarks and logos in the United States in connection with its products. If Boyds continues to use such trademarks and logos and makes timely filings with, and pays all required fees to, the U.S. Patent and Trademark Office, its trademark registrations can exist in perpetuity. Boyds also has common-law trademark rights to the extent it uses unregistered names and logos on its various products. The strength and scope of these rights is determined by the geographic extent and duration of their use. Additionally, to the extent that the packaging and overall visual impact of Boyds' products is inherently distinctive or has acquired distinctiveness through sales in the marketplace, Boyds has proprietary rights in such "trade dress" of its products.
    COPYRIGHTS. Boyds has secured more than 300 copyright registrations for its products with the U.S. Copyright Office. Boyds may enforce these rights in U.S. courts with regard to infringements occurring in the United States and also, to varying extents, in foreign jurisdictions with regard to infringements occurring outside the United States. In addition, Boyds has copyrights in the original expression contained in other products that it has created, whether or not those copyrights have been registered. In all events, Boyds' copyright in its products is limited in scope to the original, creative expression embodied in them and does not extend to elements drawn from public sources or to functional elements. For all products created by or on behalf of Boyds since its founding date, the U.S. copyright currently runs for a term of 95 years from the date of their creation.

    Notwithstanding Boyds' proprietary rights in its intellectual property, Boyds remains subject to both infringement of its intellectual property and claims of infringement by other parties. However, Boyds protects its intellectual property rights, both through policing any potential infringement by third parties and registering such rights, when appropriate, with applicable government authorities.

SPECIALTY PRODUCTS FOR BOYDS' CORPORATE AND RETAIL PARTNERS

    Boyds is continuing to pursue corporate and retail partners as an expanded distribution channel. These corporate arrangements provide the client with a customized or co-branded product for exclusive distribution by the corporate partner. Each product has the potential to enhance Boyds brand recognition while maintaining the same degree of quality found in traditional Boyds products. For example, Boyds produced co-branded plush ornaments of well-known animated characters under an agreement with a large media conglomerate. Boyds believes this relationship may result in the introduction of additional co-branded products in the future. Boyds is also working with other major corporations in the stationery, toy and entertainment industries to develop long-term co-branding relationships for Boyds products. Boyds has also produced customized products for Barnes & Noble and San Francisco Music Box stores, QVC and several of its larger resin dealers. Boyds believes that these efforts increase Boyds' brand recognition while maintaining its emphasis on quality.

SOURCING OF BOYDS' PRODUCTS

    Boyds coordinates its production and cooperative development efforts primarily through two buying agencies with whom it has established long-term business relationships. These buying agencies perform a number of functions for Boyds, including collaborating in its product design and development process, identifying suitable manufacturers for its products and supervising its manufacturers to assure the proper quality and timing of Boyds' orders. Each of Boyds' two primary buying agencies is responsible for assisting Boyds in the design and production of one of its two major product categories, resin figurines and plush animals. Boyds and its plush animal buying agency have collaborated for over 15 years while Boyds and its resin figurine buying agency have collaborated since 1993, the first year in which Boyds' resin figurines were offered. Boyds' two primary buying agencies, which contract with a number of manufacturers, represent approximately 91% of its total imports.

    Although Boyds believes that the loss of either of its two primary buying agencies would have a short-term material adverse effect on its financial condition and results of operations, it believes that alternative buying agencies would be available in the long-term and such alternative buying agencies would be able to work directly with Boyds' manufacturers.

    In conjunction with Boyds' buying agencies, Boyds sources most of its merchandise from a select group of 19 independently-owned manufacturers in China, which allows Boyds to offer detailed, high-quality products at a low cost.

    Boyds believes that its relationships with its buying agencies and foreign manufacturers have allowed Boyds to provide quality craftsmanship at a relatively low cost. Boyds represents the vast majority of orders of both of its primary buying agencies and the majority of orders of its manufacturers. Boyds is therefore able to significantly influence the schedule, quality and timing of its orders.

    Boyds' domestic products are shipped by ocean freight to the United States and then by truck to Boyds' 155,000 square-foot distribution center in McSherrystown, Pennsylvania. Boyds ships the majority of its products to its nationwide retailer network via United Parcel Service.

BOYDS' DISTRIBUTION NETWORK AND CUSTOMERS

    Boyds' has a large national distribution network, which includes approximately 19,950 independent retail gift and collectibles accounts, high-end department stores and selected catalogue retailers, representing approximately 26,000 individual retail outlets. Boyds' products generally sell quickly, which enhances store traffic and allows for substantial mark-ups by Boyds' distributors.

    The largest portion of Boyds' net sales are generated by a specially selected resin dealer network of approximately 6,000 accounts which include card and gift shops, country stores and specialty collectibles stores which are authorized to carry Boyds' resin figurine products. Most resin figurine dealers also carry Boyds' plush animals. These resin dealers accounted for approximately 69% of net product sales in fiscal 1998. Resin figurine dealers are selectively chosen by Boyds and must meet annual performance criteria to retain dealership status. There is currently a waiting list of over 5,500 retailers, consisting primarily of Boyds' plush-only dealers, that have expressed interest in carrying Boyds' resin figurines. In total, approximately 13,800 retail accounts, which are not resin figurine dealers, carry Boyds' plush animals and other non-resin products and accounted for approximately 17% of net product sales in fiscal 1998.

    Boyds also sells both resin figurines and plush animals through approximately 150 major accounts, including department stores, catalogue retailers and QVC, a television and electronic retailer. Sales to these accounts comprised approximately 15% of net product sales in fiscal 1998. No single customer account represented more than 6% of net product sales in fiscal 1998. The top ten accounts comprised approximately 17% of net product sales during the same period.

    Boyds plans to increase sales volume in its existing accounts by increasing sales support, implementing additional telemarketing to its retail accounts, expanding product offerings within existing lines and introducing new product lines. Many of Boyds' resin dealers carry BEARSTONES but may not carry Boyds' other resin lines such as FOLKSTONES, DOLLSTONES, WEE FOLKSTONES and CARVERS CHOICE. Based on its experience, Boyds believes that retailers who expand their product and product line offerings experience significant revenue growth in Boyds products. For example, Boyds' GOLD PAW-TM- dealers, who carry a broad selection of Boyds' resin and plush product lines and receive the greatest level of sales support, sell on average five times more than Boyds' other resin dealers. Boyds also plans to selectively expand its resin dealer network while maintaining the high quality and affordability of its products. Boyds believes it can continue to selectively add additional retail channels such as collectible doll stores, high-end toy stores, stores located on military bases and other select specialty retailers as part of a managed retail expansion plan.

    To build dealer trust and loyalty and minimize dealer turnover, Boyds does not sell to mass merchandisers or discount chains other than an occasional disposal of obsolescent merchandise, which Boyds estimates to be less than 1% of total inventory.

    Boyds believes it has very low annual customer account turnover among its resin dealers and normal turnover for its other dealers. Turnover among non-resin dealers occurs primarily in small accounts, which become inactive due to ownership changes, poor credit, or lack of commitment to Boyds' products. Accounts which became inactive in fiscal 1998 represented approximately 2% of Boyds' fiscal 1997 net sales. Boyds generally does not offer dating terms or volume discounts.

PAW DEALERS

    Boyds' nationwide resin figurine dealer network is divided into four major categories, GOLD, SILVER and BRONZE PAW distinctions and other resin dealers, which are primarily based upon the amount of merchandise ordered annually from Boyds. Boyds encourages resin dealers to obtain the highest PAW qualification because it affords them additional benefits including priority delivery of Boyds products and special consideration when ordering limited editions, certain new product offerings and items in particularly high demand. Each PAW dealer, among other things, must consistently meet stringent credit criteria, designate a Boyds in-store "specialist," offer pieces from each resin figurine line and a significant portion of the plush animal lines of Boyds, actively solicit members for Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, and promote the brand name by sponsoring at least one Boyds event annually.

THE LOYAL ORDER OF FRIENDS OF BOYDS

    Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, has gained strong popularity among Boyds' growing customer base and helped strengthen Boyds' brand-name recognition. Formed in July 1996 to further enhance consumer awareness and loyalty, the club currently has approximately 120,000 paying members.

    Upon payment of the annual membership fee, which is currently $32.50, members receive a special product kit typically containing a resin figurine, a plush animal and a resin pin. These items are limited edition pieces, are not available in stores and, taken together, would retail for more than the membership fee. In addition, certain of Boyds' products are limited editions offered exclusively to members.

SALES & MARKETING OF BOYDS' PRODUCTS

    Boyds sends catalogues and promotional mailings to all retailers twice a year for its spring and fall product offerings. Boyds generates its order volume through its team of telemarketers and internal sales personnel, catalogue mailings to its retailers and from trade show sales. Boyds leases showroom space in Atlanta, Chicago, Dallas, Denver, Los Angeles and New York. Approximately 40% of orders are taken between November and April, while approximately 60% of orders are placed between May and October in anticipation of the holiday season.

    Each major segment of Boyds' account base, including resin figurine dealers, department stores, catalogue retailers and general accounts, is managed by a different group of sales professionals. Boyds' showrooms, with the exception of Chicago, are staffed with full-time employees.

    All Boyds sales personnel are paid an annual base salary and a performance-based bonus. Because Boyds does not generally rely on external commissioned sales personnel, Boyds believes its sales expenses are lower than its competitors of similar or larger size.

COMPETITION WITH PRODUCERS OF COLLECTIBLES, GIFTWARE AND HOME DECORATIVE
  PRODUCTS

    Boyds competes generally for the disposable income of consumers and, in particular, with other producers of fine quality collectibles, specialty giftware and home decorative accessory products. The collectibles area, in particular, is affected by changing consumer tastes and interests. The giftware and collectibles industries are highly competitive, with a large number of both large and small participants. Boyds' competitors distribute their products through independent gift retailers, department stores, mass merchandisers and catalogue retailers or through direct response marketing. Boyds believes the principal elements of competition in the giftware and collectibles industries are product design and quality, product and brand name loyalty, product display and price. Boyds believes its competitive position is enhanced by a variety of factors, including the innovativeness, quality and enduring themes of Boyds' products, its reputation among retailers and consumers, its in-house design expertise, its sourcing and marketing capabilities and the pricing of its products. Some of Boyds' competitors, however, are part of large, diversified companies having greater financial resources and a wider range of products than Boyds.

STRATEGIC ACQUISITIONS

    While Boyds has historically grown primarily through internal expansion, Boyds believes that the collectibles industry is highly fragmented. Because other giftware and collectibles companies typically realize margins significantly lower than Boyds does, Boyds believes that its successful business model can, in many cases, be transferred to other giftware and collectibles companies and product lines. For example, in November 1998 Boyds completed the acquisition of H.C. Accents & Associates, Inc., a company without an extensive distribution network whose product lines complement those of Boyds. H.C. Accents was acquired for approximately $4 million, including the forgiveness of debt.

CURRENT EMPLOYEES AND HIRING PROGRAM

    Boyds currently employs a total of 203 full time individuals, 182 of whom are located in McSherrystown, Pennsylvania. Seven employees are located at Boyds' showrooms. In addition, fourteen Boyds employees work at the office of H.C. Accents, which is located in Illinois. All of these employees are non-union. Boyds also uses contract labor to work at the various trade shows around the nation.

    To better manage the anticipated growth in Boyds' product lines, Boyds has embarked on a hiring program to supplement its existing staff with individuals having specialized design, marketing and operational skills.

WAREHOUSING, DISTRIBUTION AND SHOWROOM FACILITIES

    Boyds leases approximately 155,000 square feet of distribution and warehouse space in McSherrystown, Pennsylvania. Boyds' existing distribution center includes two loading docks, two automated conveyor systems and 130,000 square feet of storage area. Boyds' lease expires in 2009. Boyds is in the process of building an additional 54,000 square feet of warehouse space. Attached to the warehouse area is Boyds' 12,000 square-foot corporate headquarters which is subject to the same lease provisions. Boyds also leases office space for H.C. Accents in Illinois and showroom space in Atlanta, Chicago, Dallas, Denver, Los Angeles and New York. Boyds redesigned and upgraded its entire distribution system in 1995 with the addition of physical equipment and computer hardware and software to allow for continued growth of Boyds. Management anticipates that its current facilities, after the current warehouse expansion is completed, should be adequate for Boyds' planned growth needs for the next several years, and vacant land is available on-site for additional expansion should it be necessary.

DEVELOPMENT AND UPGRADES OF BOYDS' MANAGEMENT INFORMATION SYSTEMS

    Boyds' management information systems have been developed through the modification of off-the-shelf software programs to serve Boyds' current needs. Boyds has recently upgraded its computer systems to aid in the management of Boyds' newly automated warehouse system. Future upgrades will include a system to assist the telemarketers with their accounts, the automation of the credit approval system, the enhancement of the ordering systems and other improvements. Boyds believes that its internal information systems are Year 2000 compliant. See "Risk Factors--We May Be Adversely Affected By the Year 2000 Problem" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

LEGAL PROCEEDINGS INVOLVING BOYDS

    Boyds does not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on Boyds.

                                   MANAGEMENT

BOYDS' DIRECTORS AND EXECUTIVE OFFICERS

    The bylaws of Boyds provide that the directors will be elected annually. All directors of the Boyds hold office until the election and qualification of their successors. Executive officers of Boyds are chosen by the board of directors of Boyds and serve at its discretion. The following sets forth certain information regarding the executive officers and directors of Boyds:

NAME                                           AGE                                POSITION
------------------------------------------  ---------  ---------------------------------------------------------------
Gary M. Lowenthal.........................     50      Chairman and Chief Executive Officer
Robert T. Coccoluto.......................     56      President and Director
Christine L. Bell.........................     43      Chief Operating Officer and Controller
Elizabeth E. Smith........................     53      Vice President of Product Development
Henry R. Kravis...........................     55      Director
George R. Roberts.........................     55      Director
Scott M. Stuart...........................     39      Director
Marc S. Lipschultz........................     30      Director
Timothy Brady.............................     30      Director

    GARY M. LOWENTHAL has been a director and the chief executive officer since founding Boyds with his wife, Justina, in 1979. Mr. Lowenthal oversees the executive management of Boyds and collaborates in the design and marketing of Boyds products.

    ROBERT T. COCCOLUTO has been the president since December 1998 and a director of Boyds since April 1998. Prior to his current role as president, Mr. Coccoluto had been an outside strategic advisor to Boyds since September 1997. He has also been the owner and president of Advanced Design Group LLC since January 1995. Prior to such time, he was an officer of Department 56, Inc. from December 1989 through December 1994, where he held various positions including executive vice president, chief financial officer and director.

    CHRISTINE L. BELL has been the chief operating officer and controller since joining Boyds in 1992.

    ELIZABETH E. SMITH has been the vice president of product development since 1996. Ms. Smith joined Boyds in 1990. Prior to her current role, Ms. Smith ran the Company's import division and coordinated the product development process.

    HENRY R. KRAVIS has been a director of Boyds since April 1998. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo Company, Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital plc, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Regal Cinemas, Inc., RELTEC Corporation, Safeway Inc., Sotheby's Holdings Inc. and Spalding Holdings Corporation.

    GEORGE R. ROBERTS has been a director of Boyds since April 1998. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Regal Cinemas, Inc., RELTEC Corporation, Safeway Inc. and Spalding Holdings Corporation.

    SCOTT M. STUART has been a director of Boyds since April 1998. He is a member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Borden, Inc., KSL Recreation Group, Inc., Newsquest Capital plc and World Color Press, Inc.

    MARC S. LIPSCHULTZ has been a director of Boyds since April 1998. He has been an executive at KKR since 1995. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a director of Amphenol Corporation, Evenflo Company, Inc. and Spalding Holdings Corporation.

    TIMOTHY BRADY has been a director of Boyds since January 1999. He has been the executive producer and vice president of production of Yahoo! Inc. since April 1995. Prior to such time, Mr. Brady was a product marketing manager with Motorola, Inc. in Tokyo.

    Messrs. Kravis and Roberts are first cousins.

    The Board of Directors intends to appoint one additional director who is not affiliated with Boyds or KKR during the one year period after the offering. The additional director has not yet been identified.

COMMITTEES OF BOYDS' BOARD OF DIRECTORS

    Following the offering, the Board of Directors of Boyds will have three standing committees: (1) an audit committee, (2) a compensation committee and
(3) an executive committee. Messrs. Kravis, Stuart, Lipschultz and Lowenthal comprise the executive committee of the Board of Directors. Currently, the audit committee consists of Mr. Brady. Boyds intends to appoint to the audit committee only persons who qualify as an "independent" director for purposes of the rules and regulations of the NYSE. The Audit Committee will select and engage, on behalf of Boyds, the independent public accountants to audit Boyds' annual financial statements, and will review and approve the planned scope of the annual audit. Currently, Messrs. Stuart and Lipschultz serve as members of the compensation committee. The compensation committee will establish remuneration levels for certain officers of Boyds and will perform such functions as provided under Boyds' employee benefit programs and executive compensation programs.

COMPENSATION OF BOYDS' DIRECTORS

    Directors of Boyds receive no remuneration for serving as directors. All directors are reimbursed for reasonable expenses incurred to attend director and committee meetings.

BENEFIT PLANS FOR BOYDS' EMPLOYEES

    1998 STOCK OPTION PLAN

    Boyds adopted the 1998 Option Plan for Key Employees of The Boyds Collection, Ltd. (the "1998 Stock Option Plan") at the closing of the recapitalization, which provides for the grant of Non-Qualified Stock Options to purchase shares of authorized but unissued or reacquired shares of common stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by Boyds. The 1998 Stock Option Plan is intended to assist Boyds in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of Boyds. A total of 2,246,033 shares of common stock have been authorized for issuance under the 1998 Stock Option Plan. Unless sooner terminated by Boyds' board of directors, the 1998 Stock Option Plan will expire in April 2008. Such termination will not affect the validity of any grant outstanding on the date of termination.

    The compensation committee of the board of directors administers the 1998 Stock Option Plan, including, without limitation, the determination of the employees to whom grants will be made, the number of shares of common stock subject to each grant, and the various terms of such grants, including the period for vesting. The compensation committee of the board of directors may from time to time amend the terms of any grant, but, except for adjustments made upon a change in the common stock of Boyds by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control, or similar event, such action shall not adversely affect the rights of any participant under the 1998 Stock Option Plan with respect to the options without such participant's consent. The board of directors retains the right to amend, suspend or terminate the 1998 Stock Option Plan.

LIMITATIONS ON LIABILITY OF BOYDS' DIRECTORS AND OFFICERS AND INDEMNIFICATION BY
  BOYDS

    Boyds' charter provides that to the fullest extent permitted by the Maryland General Corporation Law, directors and officers of Boyds shall not be liable to Boyds or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. Under Maryland law, however, these provisions do not eliminate or limit the personal liability of a director or an officer in either of the following cases:

    - to the extent that it is proved that the director or officer actually received an improper benefit or profit

    - if a judgment or other financial adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in such proceeding

    These provisions also do not affect the ability of Boyds or its stockholders to obtain equitable relief, such as an injunction or rescission.

    As permitted by the MGCL, Boyds' charter obligates Boyds to indemnify its directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted by Maryland law. Boyds' bylaws contain indemnification procedures which implement the obligations of its charter. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless any of the following is established:

    - the act or omission of the director of officer was material to the matter giving rise to such proceeding and was committed in bad faith or was the result of active and deliberate dishonesty

    - the director or officer actually received an improper benefit in money, property or services

    - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Boyds pursuant to the foregoing provisions, Boyds has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded or paid to, or earned by, the chief executive officer of Boyds and Boyds' other three executive officers (the "Named Executive Officers") during fiscal 1998:

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                                                ANNUAL COMPENSATION    -------------
                                                                                                        SECURITIES
                                                                               ----------------------   UNDERLYING
                         NAME AND PRINCIPAL POSITION                            SALARY($)   BONUS($)    OPTIONS(#)
-----------------------------------------------------------------------------  -----------  ---------  -------------
Gary M. Lowenthal............................................................     220,800          --       44,921
  Chief Executive Officer

Robert T. Coccoluto (1)......................................................          --          --      381,826
  President

Christine L. Bell............................................................     122,229   1,815,000           --
  Chief Operating Officer and Controller

Elizabeth E. Smith...........................................................      81,486   1,026,000           --
  Vice President of Product Development

------------------------------

(1) Mr. Coccoluto became an employee of the Company on December 31, 1998 and will be paid a base salary of $450,000 for fiscal 1999.

    During fiscal 1998, Boyds did not pay any other forms of compensation, whether annual, long-term or otherwise, to its Named Executive Officers.

STOCK OPTION GRANTS IN FISCAL 1998

    The following table sets forth information concerning individual grants of stock options made by Boyds during fiscal 1998 to each of the Named Executive Officers. All of these options, which were granted pursuant to the 1998 Stock Option Plan, were non-qualified, were granted at exercise prices not less than fair value on the date of grant and have a term of ten years. Any outstanding options will become immediately exercisable upon a change of control of Boyds. The stock options expiring in July 2008 vested immediately upon their granting, and the options expiring in December 2008 vest ratably over a five year period. We recommend caution in interpreting the financial significance of the figures representing the potential realizable value of the stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the Securities and Exchange Commission. They assume the fair value of common stock, which was $4.45 at the date of issuance, appreciates 5% or 10% each year, compounded annually, for ten years (the life of each option). They are not intended to forecast possible future appreciation, if any, of such stock price or to establish a present value of options. Also, if appreciation does occur at the 5% or 10% per year rate, the amounts shown would not be realized by the recipients until the year 2008. Depending on inflation rates, these amounts may be worth significantly less in 2008, in real terms, than their value today.

                                                                                                          POTENTIAL REALIZABLE
                                                                                                                 VALUE
                                                                                                           AT ASSUMED ANNUAL
                                                                                                                 RATES
                                                                                                             OF STOCK PRICE
                                                                                                            APPRECIATION FOR
                                                               INDIVIDUAL GRANTS                              OPTION TERM
                                        ----------------------------------------------------------------  --------------------
                                         NUMBER OF      PERCENT OF
                                        SECURITIES     TOTAL OPTIONS
                                        UNDERLYING      GRANTED TO       EXERCISE OR
                                          OPTIONS        EMPLOYEES       BASE PRICE       EXPIRATION
NAME                                      GRANTED         IN 1998         ($/SHARE)          DATE            5%         10%
--------------------------------------  -----------  -----------------  -------------  -----------------  ---------  ---------
Gary M. Lowenthal.....................      44,921               4%       $    4.45    July 21, 2008      $ 125,779  $ 318,748
Robert T. Coccoluto...................      44,921               4%            4.45    July 21, 2008        125,779    318,748
                                           336,905              30%           13.36    December 31, 2008          0          0

                RELATIONSHIPS AND TRANSACTIONS RELATED TO BOYDS

    Affiliates of Kohlberg Kravis Roberts & Co. at March 4, 1999 beneficially owned approximately 80% of Boyds' outstanding shares of common stock on a fully diluted basis, and after giving effect to the offering will own approximately 56% on a fully diluted basis. Accordingly, affiliates of KKR will be able to elect the entire board of directors of Boyds, control the management and policies of Boyds and, in general, determine without the consent of Boyds' other stockholders the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Boyds' assets. Affiliates of KKR will also be able to prevent or cause a change in control of Boyds and will be able to amend Boyds' bylaws at any time. Shares of common stock which are owned beneficially by KKR 1996 GP L.L.C. and Strata LLC are currently held by Bear Acquisition. After consummation of the liquidation of Bear Acquisition and prior to the consummation of the offering, shares of common stock which are owned beneficially by KKR 1996 GP L.L.C. and Strata LLC will be held directly by KKR 1996 Fund L.P. and KKR Partners II, L.P. rather than Bear Acquisition. The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward
A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. The members of Strata LLC are the same individuals who are the managing members and members of KKR 1996 GP L.L.C. Messrs. Kravis, Roberts and Stuart are also directors of Boyds, as is Marc S. Lipschultz, who is a limited partner of KKR Associates (Strata) L.P. and an executive of KKR.

    KKR received a cash fee of $6.0 million from Boyds for negotiating the recapitalization and arranging the related financing, plus the reimbursement of its associated expenses. In addition, KKR has agreed to render management, consulting and financial services to Boyds for an annual fee of $375,000 plus expenses, payable quarterly. During fiscal 1998, Boyds paid $251,367 to KKR for such services and for reimbursement of expenses.

    In connection with the recapitalization, Bear Acquisition entered into a registration rights agreement, dated April 21, 1998 with Boyds. Pursuant to such agreement, Bear Acquisition has the right to require Boyds to register under the Securities Act of 1933 shares of common stock held by Bear Acquisition. In addition, the registration rights agreement also provides the KKR partnerships with certain piggyback registration rights. The registration rights agreement provides, among other things, that Boyds will pay all expenses in connection with the first ten demand registrations requested by Bear Acquisition and in connection with any registration in which Bear Acquisition participates through piggyback registration rights granted under such agreement. After the liquidation of Bear Acquisition the KKR partnerships will have all of the rights and obligations of Bear Acquisition under the registration rights agreement.

    Prior to the recapitalization, all shares of Boyds' common stock were beneficially owned by Gary and Justina Lowenthal, a portion of which were redeemed pursuant to the recapitalization. In connection with the recapitalization, Boyds and Mr. Lowenthal entered into a registration rights agreement granting Mr. Lowenthal piggyback registration rights with respect to shares of common stock currently owned by him.

    Advanced Design Group LLC has in the past rendered strategic consulting services to Boyds. Robert T. Coccoluto, who is the president and a director of Boyds, is owner and president of Advanced Design Group LLC. In addition, in connection with the recapitalization, Mr. Coccoluto received $1.7 million in payment for advisory services rendered to Boyds. After the offering, Boyds does not expect that Advanced Design Group LLC will render any services to Boyds. See "Management--Boyds' Directors and Executive Officers."

    DLJ Fund Investment Partners II, L.P., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, at March 4, 1999 owned approximately 1% of the common stock of Bear Acquisition. Such shares of common stock were purchased from Bear Acquisition immediately after the closing of the recapitalization. In addition, DLJ has an indirect interest, through an investment by DLJ Fund Investment Partners II, L.P. in KKR Partners II, L.P., of approximately 1% of the common stock of Bear Acquisition.

    Boyds believes that the material terms of each of the transactions described above are no more favorable than those that would have been agreed to by third parties on an arm's length basis.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of Boyds' common stock as of March 4, 1999 by each of the following:

    - each person who is known by Boyds to beneficially own more than 5% of Boyds' common stock

    - each of Boyds' directors

    - each of the executive officers of Boyds

    - all directors and executive officers as a group

    - each selling stockholder

    Unless otherwise indicated, the address of each person named in the table below is The Boyds Collection, Ltd., 350 South Street, McSherrystown, Pennsylvania 17344. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the liquidation of Bear Acquisition has been consummated and the over-allotment option by the underwriters has not been exercised and (2) excludes any shares purchased in the offering by the respective beneficial owner:

                                                                                        PERCENT OF TOTAL
                                                                             --------------------------------------
                                             SHARES          SHARES TO BE
                                          BENEFICIALLY           SOLD                                 PERCENT AFTER
NAME AND ADDRESS                              OWNED          IN OFFERING     PERCENT BEFORE OFFERING    OFFERING
--------------------------------------  -----------------  ----------------  -----------------------  -------------
KKR 1996 GP L.L.C. (1)................       39,558,031        6,461,071                 74.8%               53.3%
c/o Kohlberg Kravis Roberts & Co. L.P.
   9 West 57th Street
   New York, New York 10019
Strata LLC (2)........................        1,768,976          288,929                  3.3                 2.4
c/oKohlberg Kravis Roberts & Co. L.P.
   9 West 57th Street
   New York, New York 10019
The GJL L.L.C. (3)....................        4,492,066               --                  8.5                 7.2

Gary M. Lowenthal.....................        5,682,463               --                 10.8                 9.2
Robert T. Coccoluto...................          112,302               --                    *                   *
Henry R. Kravis.......................           67,381               --                    *                   *
George R. Roberts.....................           67,381               --                    *                   *
Scott M. Stuart.......................           67,381               --                    *                   *
Marc S. Lipschultz (4)................           67,381               --                    *                   *
Timothy Brady.........................               --               --                   --                  --
Christine L. Bell.....................          212,250               --                    *                   *
Elizabeth E. Smith....................          121,286               --                    *                   *
All officers and directors as a group
  (11 individuals)....................        6,458,468               --                 12.2                10.4

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PRECEDING PAGE)

--------------------------

* Percentage of shares of common stock beneficially owned does not exceed one percent.

(1) Shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. are currently held by Bear Acquisition. After consummation of the liquidation of Bear Acquisition and prior to the consummation of the offering, all of the shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. will be held directly by KKR 1996 Fund L.P. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996, L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry
    R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Stuart are directors of Boyds. Each of the individuals who are the members of KKR 1996 GP L.L.C. may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership.

(2) Shares of common stock shown as beneficially owned by Strata LLC are currently held by Bear Acquisition. After consummation of the liquidation of Bear Acquisition and prior to the consummation of the offering, all of the shares of common stock shown as beneficially owned by Strata LLC will be held directly by KKR Partners II, L.P. Strata LLC is the sole general partner of KKR Associates (Strata) L.P., which is the sole general partner of KKR Partners II, L.P. Strata LLC is a limited liability company, the members of which are Messrs. Henry R. Kravis, George S. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Stuart are directors of Boyds. Each of the individuals who are the members of Strata LLC may be deemed to share beneficial ownership of any shares beneficially owned by Strata LLC. Each of such individuals disclaims beneficial ownership.

(3) Gary Lowenthal is the sole managing member of The GJL L.L.C., the other member of which is Justina Lowenthal.

(4) Mr. Marc S. Lipschultz is a director of Boyds and is also an executive of KKR and a limited partner of KKR Associates (Strata) L.P.. Mr. Lipschultz disclaims beneficial ownership of any shares beneficially owned by KKR Associates (Strata) L.P..

                     DESCRIPTION OF LONG-TERM INDEBTEDNESS

THE CREDIT FACILITY

    In April 1998, in connection with the recapitalization, Boyds entered into the credit facility with a syndicate of banks and other financial institutions led by DLJ Capital Funding, Inc., as arranger and syndication agent, Fleet National Bank as administrative agent and The Fuji Bank, Limited, New York Branch as documentation agent. The credit facility consists of the $325.0 million of loans under the term loan facility and the $40.0 million revolving credit facility. The term loans are comprised of the $100.0 million Term Loan A, which matures on April 21, 2005, and the $225.0 million Term Loan B, which matures on April 21, 2006.

    All of the term loans and the loans under the revolving credit facility bear interest, at Boyds' option, at either of the following rates:

    -  the administrative agent's alternative base rate plus

       - in the case of Term Loan A and loans under the revolving credit facility, a debt to EBITDA-dependent rate ranging from 0.00% to 1.00% per year

       - in the case of Term Loan B, a debt to EBITDA-dependent rate ranging from 0.75% to 1.25% per year

    -  a LIBOR rate plus

       - in the case of Term Loan A and loans under the revolving credit facility, a debt to EBITDA-dependent rate ranging from 0.625% to 2.25% per year

       - in the case of Term Loan B, a debt to EBITDA-dependent rate ranging from 2.00% to 2.50% per year

    At December 31, 1998, the weighted average interest rate on the term loans was 7.38%.

    Boyds also pays a commitment fee calculated at a debt to EBITDA-dependent rate ranging from 0.25% to 0.50% per year of the available daily average unused commitment under the credit facility. Such fee is payable quarterly in arrears and upon the final maturity of the revolving credit facility.

    In addition, Boyds pays a letter of credit fee calculated at the rate per year of the face amount of each letter of credit then applicable to loans under the revolving credit facility bearing interest based on LIBOR, less a fronting fee calculated at a rate equal to 0.125% per year of the face amount of each letter of credit. Such fees are payable quarterly in arrears. In addition, Boyds will pay customary transaction charges in connection with any letters of credit.

    Beginning April 21, 2000, term loans under the credit facility will amortize in annual installments in the following percentages of aggregate amounts outstanding:

DATE                                                                                      TERM LOAN A        TERM LOAN B
-------------------------------------------------------------------------------------  -----------------  -----------------
April 21, 2000.......................................................................              7%                 1%
April 21, 2001.......................................................................             11                  1
April 21, 2002.......................................................................             14                  1
April 21, 2003.......................................................................             17                  1
April 21, 2004.......................................................................             23                  1
April 21, 2005.......................................................................             28                  1
April 21, 2006.......................................................................         --                     94

    The term loans will be subject to mandatory prepayment with the proceeds of certain asset sales and on an annual basis with 50% of Boyds' excess cash flow if the ratio of Boyds' total debt to EBITDA is greater than 4.0:1.0 on the last day of any fiscal year.

    The credit facility contains covenants and provisions that restrict, among other things, Boyds' ability to change its business, declare dividends, grant liens, incur additional indebtedness, exceed a leverage ratio, fall below a minimum interest coverage ratio and make certain capital expenditures. Boyds was in compliance with these covenants as of December 31, 1998. The credit facility is secured by a pledge of the limited partnership interests of, and is guaranteed by, Boyds L.P.

9% SENIOR SUBORDINATED NOTES DUE 2008

    On April 21, 1998, Boyds issued $165.0 million aggregate principal amount of the notes. The notes mature on May 15, 2008 and are general unsecured obligations of Boyds, subordinated in right of payment to all existing and future indebtedness of Boyds that is not expressly subordinated to, or made equal with, the notes.

    The notes may be redeemed at any time, in whole or in part, on or after May 15, 2003 at a redemption price equal to 104.5% of the principal amount of the notes in the first year and declining yearly to par at May 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. On or prior to May 15, 2001, Boyds may also redeem up to 40% of the aggregate principal amount of the notes, originally issued at a redemption price equal to 109% of the aggregate principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, with the proceeds of one or more equity offerings of Boyds. Boyds will use a portion of the proceeds from the offering to redeem $66.0 million aggregate principal amount of the notes. See "Use of Proceeds."

    Upon the occurrence of a change of control, Boyds has the option, at any time on or prior to May 15, 2003, to redeem the notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the notes plus a premium and accrued and unpaid interest and liquidated damages, if any, on the notes. If a change of control occurs and Boyds does not so redeem the notes or if the change of control occurs after May 15, 2003, Boyds will be required to make an offer to repurchase all notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

    The indenture governing the notes contains covenants that, among other things, limit the ability of Boyds and its subsidiaries to:

    - incur additional indebtedness or liens

    - repay other indebtedness

    - pay dividends or make other distributions

    - repurchase equity interests

    - consummate asset sales

    - enter into transactions with affiliates

    - enter into sale and leaseback transactions

    - merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Boyds or its subsidiaries

    - enter into guarantees of indebtedness

    Pursuant to a registration rights agreement entered into in connection with the issuance of the notes, Boyds agreed to provide the holders of the notes with registration rights and in the event that Boyds fails to satisfy such registration obligations, Boyds will be obligated to pay liquidated damages to such holders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The charter of Boyds authorizes 100,000,000 shares of capital stock, par value $0.0001 per share, all of which is initially classified as common stock, par value $0.0001 per share. The board of directors of Boyds is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including preferred stock in one or more series, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. As of March 4, 1999, the outstanding common stock of Boyds consisted of 52,588,246 shares of common stock held by 8 stockholders of record. The following summaries of certain provisions of the capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the charter and bylaws of Boyds, which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. See "Selected Provisions of Maryland Law and of Boyds' Charter and Bylaws."

COMMON STOCK

    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Boyds, and do not have cumulative voting rights in the election of directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of Boyds out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of Boyds' charter. Boyds currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the election of Boyds' board of directors and will depend upon the earnings, capital requirements and financial position of Boyds, future loan covenants, general economic conditions and other pertinent factors. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of Boyds, after payment of the debts and other liabilities of Boyds, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution to the stockholders. All of the outstanding shares of common stock are, and the shares offered by this prospectus will be, fully paid and nonassessable. See "Risk Factors--Because We Are Controlled By KKR, Other Stockholders Have a Reduced Ability to Influence Our Business" and "Relationships and Transactions Related to Boyds."

ADDITIONAL CLASSES OF STOCK

    Additional classes of stock, including preferred stock, may be issued from time to time, in one or more series, as authorized by the board of directors of Boyds. Prior to issuance of shares of each series, the board of directors of Boyds is required by the Maryland General Corporation Law and Boyds' charter to set for each such series the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted under Maryland law. The board of directors of Boyds could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then market price of such common stock. As of the date of this prospectus, no such additional classes of stock are outstanding and Boyds has no present plans to issue any such stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be The Bank of New York, a New York banking corporation.

                      SELECTED PROVISIONS OF MARYLAND LAW
                        AND OF BOYDS' CHARTER AND BYLAWS

    The following paragraphs summarize selected provisions of the Maryland General Corporation Law and Boyds' charter and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and Boyds' charter and bylaws for complete information.

STOCKHOLDER PROPOSALS

    For any stockholder proposal to be presented in connection with an annual meeting of stockholders of Boyds, including any proposal relating to the nomination of a director to be elected to Boyds' board of directors, the stockholder must submit written notice to Boyds generally not less than 60 nor more than 90 days in advance of the first anniversary of the preceding year's annual meeting.

BUSINESS COMBINATIONS

    The MGCL prohibits certain "business combinations," which include a merger, consolidation, share exchange, or an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an "Interested Stockholder." Interested Stockholders are either of the following types of persons:

    - anyone who beneficially owns 10% or more of the voting power of the corporation's shares

    - an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof

Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least both of the following:

    - 80% of the votes entitled to be cast by all holders of voting shares of the corporation

    - 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected

However, such votes are not required if the corporation's stockholders receive a statutorily-defined minimum price for their shares and the consideration is received in cash or in the same form previously paid by the Interested Stockholder for its shares.

    The business combination statute does not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be case by holders of outstanding shares of voting stock who are not Interested Stockholders. Although Boyds has not adopted such an amendment to its charter, the board of directors of Boyds approved the recapitalization and the acquisition of common stock by the KKR Partnerships.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that the "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by the corporation's officers or the corporation's directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitled the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%, (b) 33 1/3% or more but less than a majority, or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisitions of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

    A person who has made or proposes to make a "control share acquisition," upon satisfaction of conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefore to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

    The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. The Boyds charter does not contain such a provision, but the Boyds bylaws contain a provision exempting all shares of Boyds' capital stock from the control share acquisition statute to the fullest extent permitted by Maryland law.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    Upon the consummation of the offering, Boyds will have 61,838,246 shares of common stock issued and outstanding. All of the 16,000,000 shares of common stock to be sold in the offering and any shares sold upon exercise of the underwriters' over-allotment option will be freely tradable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by an "affiliate" of Boyds as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. All of the currently outstanding shares of common stock are "restricted securities" as that term is defined in Rule 144 and are also subject to restrictions on disposition. Restricted securities may be sold in the public market only if registered or if qualified for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the common stock. See "Risk Factors--There has Been No Prior Market for Our Common Stock, and the Market Price of the Shares Will Fluctuate," "--Existing Stockholders May Sell Their Common Stock" and "Dilution."

REGISTRATION RIGHTS

    Boyds and Bear Acquisition have entered into the registration rights agreement, pursuant to which Boyds has granted to Bear Acquisition demand rights to cause Boyds to file a registration statement under the Securities Act covering resales of all shares of common stock held by Bear Acquisition, and to cause such registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting Bear Acquisition to include its registrable securities in a registration of securities by Boyds. Boyds is obligated to pay the expenses of such registrations. After the liquidation of Bear Acquisition, KKR 1996 Fund L.P. and KKR Partners II, L.P. will have all of the rights and obligations of Bear Acquisition under the registration rights agreement.

    In addition, pursuant to stockholder agreements, Boyds has granted "piggyback" registration rights to (1) substantially all of its employees and directors, including Gary M. Lowenthal, that have purchased shares of common stock and/or that have been awarded options to purchase shares of common stock and (2) DLJ Fund Investment Partners II, L.P. Such registration rights are exercisable only upon registration by the company of shares of common stock held by Bear Acquisition. The holders of common stock entitled to such registration rights are entitled to notice of any proposal to register shares held by Bear Acquisition and to include their shares in such registration, subject to restrictions including the right of a managing underwriter participating in an offering to limit the number of shares included in such registration. Boyds is obligated to pay the expenses of such piggyback registrations. See "Relationships and Transactions Related to Boyds."

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering

    - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Boyds.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of Boyds' "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of such shares, or the perception that sales will be made, could adversely effect the price of Boyds' common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

    Each of Boyds, its executive officers and directors and the selling stockholders has agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation do either of the following:

    - offer, pledge, sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the common stock

Either of the foregoing transaction restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. At March 4, 1999 these stockholders owned in the aggregate 52,052,938 shares of common stock. In addition, during such period, Boyds has agreed not to file any registration statement with respect to, and each of its executive officers and directors and the selling stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriters."

                                  UNDERWRITERS

    Subject to the terms and conditions contained in an underwriting agreement, dated March 4, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from Boyds and the selling stockholders the number of shares set forth opposite their names below:

                                                                                                       NUMBER OF
                                                                                                         SHARES
                                                                                                      ------------
Underwriters:
  Donaldson, Lufkin & Jenrette Securities Corporation...............................................     6,240,000
  Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................................................     6,240,000
  BancBoston Robertson Stephens Inc.................................................................       110,000
  Bear, Stearns & Co. Inc...........................................................................       110,000
  BT Alex. Brown Incorporated.......................................................................       110,000
  CIBC Oppenheimer Corp.............................................................................       110,000
  Credit Suisse First Boston Corporation............................................................       110,000
  A.G. Edwards & Sons, Inc..........................................................................       110,000
  Goldman, Sachs & Co...............................................................................       110,000
  Lazard Freres & Co. LLC...........................................................................       110,000
  Lehman Brothers Inc...............................................................................       110,000
  NationsBanc Montgomery Securities, Inc............................................................       110,000
  PaineWebber Incorporated..........................................................................       110,000
  Prudential Securities.............................................................................       110,000
  Smith Barney Inc..................................................................................       110,000
  Advest, Inc.......................................................................................        55,000
  Robert W. Baird & Co. Incorporated................................................................        55,000
  George K. Baum & Company..........................................................................        55,000
  Black & Company, Inc..............................................................................        55,000
  William Blair & Company...........................................................................        55,000
  Blackford Securities Corp.........................................................................        55,000
  J.C. Bradford & Co................................................................................        55,000
  Chatsworth Securities, LLC........................................................................        55,000
  Crowell, Weedon & Co..............................................................................        55,000
  Fahnestock & Co. Inc..............................................................................        55,000
  First Union Capital Markets Corp..................................................................        55,000
  Gerard Klauer Mattison & Co., LLC.................................................................        55,000
  Gruntal & Co., L.L.C..............................................................................        55,000
  Janney Montgomery Scott Inc.......................................................................        55,000
  Johnston, Lemon & Co. Incorporated................................................................        55,000
  C.L. King & Associates, Inc.......................................................................        55,000
  Laidlaw Global Securities, Inc....................................................................        55,000
  Legg Mason Wood Walker, Incorporated..............................................................        55,000
  McDonald Investments Inc..........................................................................        55,000
  FIFTH THIRD/THE OHIO COMPANY......................................................................        55,000
  Ormes Capital Markets, Inc........................................................................        55,000
  Parker/Hunter Incorporated........................................................................        55,000
  Pennsylvania Merchant Group.......................................................................        55,000
  Piper Jaffray Inc.................................................................................        55,000
  Ragen Mackenzie Incorporated......................................................................        55,000

                                                                                                       NUMBER OF
                                                                                                         SHARES
                                                                                                      ------------
  Raymond James & Associates, Inc...................................................................        55,000
  Redwine & Company Inc.............................................................................        55,000
  The Robinson-Humphrey Company.....................................................................        55,000
  Roney Capital Markets.............................................................................        55,000
  Ryan, Beck & Co...................................................................................        55,000
  Sanders Morris Mundy Inc..........................................................................        55,000
  Sands Brothers & Co., Ltd.........................................................................        55,000
  The Shemano Group, Inc............................................................................        55,000
  Stephens Inc......................................................................................        55,000
  Sutro & Co. Incorporated..........................................................................        55,000
  Tucker Anthony Incorporated.......................................................................        55,000
  Wit Capital Corporation...........................................................................        55,000
  B.C. Ziegler and Company..........................................................................        55,000
                                                                                                      ------------
  Total.............................................................................................    16,000,000
                                                                                                      ------------
                                                                                                      ------------

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of the representations of Boyds and the selling stockholders, the receipt of a "comfort letter" from Boyds' accountants, the listing of the common stock on the NYSE and no occurrence of an event that would have a material adverse effect on Boyds. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.64 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in the offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT Inc. for sale to its brokerage account holders.

    The following table shows the underwriting fees to be paid to the underwriters by Boyds and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                NO EXERCISE     FULL EXERCISE
                                                              ---------------  ---------------
Boyds:
  Per share.................................................  $          1.08  $          1.08
  Total.....................................................  $  9,990,000.00  $  9,990,000.00
Selling Stockholders:
  Per share.................................................  $          1.08  $          1.08
  Total.....................................................  $  7,290,000.00  $  9,882,000.00

    The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 2,400,000 additional shares at the public offering price less the underwriting fees. Boyds has not granted the underwriters any option to purchase additional shares. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment. Boyds estimates its expenses relating to the offering to be $12 million.

    Boyds, the selling stockholders and the underwriters have agreed to indemnify each other against liabilities, including liabilities under the Securities Act of 1933.

    Each of Boyds, its executive officers and directors and the selling stockholders has agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation do either of the following:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock

Either of the foregoing transaction restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during such period, Boyds has agreed not to file any registration statement with respect to, and each of its executive officers and directors and the selling stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    At Boyds' request, the underwriters have reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to Boyds' employees, officers and directors and other individuals associated with Boyds and members of their families. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    Application has been made to list the common stock on the New York Stock Exchange under the symbol "FOB." In order to meet the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

    Other than in the United States, no action has been taken by Boyds, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

    Donaldson, Lufkin & Jenrette Securities Corporation or its affiliates have provided and may in the future provide investment banking or other financial advisory services to KKR and its affiliates and/or to Boyds and its affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses. The credit facility was provided by a group of banks led by DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Donaldson Lufkin & Jenrette Securities Corporation was the initial purchaser of the notes issued by Boyds in connection with the recapitalization. See "Relationships and Transactions Related to Boyds" and "Description of Long-term Indebtedness."

    Any underwriters who own indebtedness under Boyds' credit facility or hold Boyds' 9% Senior Subordinated Notes due 2008 will receive their proportionate share of the repayment of the credit facility and the redemption of the notes with the proceeds from the sale of the common stock. Because potentially more than 10% of the proceeds from the offering, not including underwriting compensation, may be received by such underwriters, as lenders under the credit facility and/or holders of the notes, this offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, which requires that the initial public offering price be no higher than that recommended by a "qualified independent underwriter." In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation has assumed the responsibilities of acting as a qualified independent underwriter and recommended an initial public offering price in compliance with the requirements of Rule 2720 of the Conduct Rules of the NASD. In connection with this offering, Donaldson, Lufkin & Jenrette Securities Corporation has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. As compensation for the services of Donaldson, Lufkin & Jenrette Securities Corporation as a qualified independent underwriter, Boyds has agreed to pay Donaldson, Lufkin & Jenrette Securities Corporation $5,000.

    The underwriters have informed Boyds that they do not intend to confirm sales to any accounts over which they exercise discretionary authority without prior written approval of such transactions by the customer.

STABILIZATION

    In connection with this offering, any of the underwriters may decide to engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if Donaldson, Lufkin & Jenrette Securities Corporation repurchases previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

PRICING OF THE OFFERING

    Prior to the offering, there has been no established market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation among Boyds, the selling stockholders and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

    - the history of and the prospects for the industry in which Boyds competes

    - the past and present operations of Boyds

    - the historical results of operations of Boyds

    - the prospects for future earnings of Boyds

    - the recent market prices of securities of generally comparable companies

    - the general conditions of the securities market at the time of the offering

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for Boyds by Simpson Thacher & Bartlett, New York, New York and Piper & Marbury L.L.P., Baltimore, Maryland and for the underwriters by Latham & Watkins, New York, New York. Partners of Simpson Thacher & Bartlett, members of their families, related persons and others, have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the common stock. Partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships who are investors in KKR 1996 Fund L.P., in less than 1% of the common stock. In addition, Latham & Watkins has in the past provided, and may continue to provide, legal services to Kohlberg Kravis Roberts & Co. and its affiliates, including KKR 1996 Fund L.P. Simpson Thacher & Bartlett and Latham & Watkins will each rely upon the opinion of Piper & Marbury L.L.P. as to matters of Maryland law.

                                    EXPERTS

    The consolidated financial statements of Boyds as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    Boyds has filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act of 1933 and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to Boyds and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13(th) Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following the offering, Boyds' future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
INDEPENDENT AUDITORS' REPORT...............................................................................        F-2
FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 1997 and 1998.............................................        F-3
  Consolidated Statements of Income for the Years Ended December 31, 1996, 1997 and 1998...................        F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1996, 1997 and 1998.....        F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998...............        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Boyds Collection, Ltd.
McSherrystown, Pennsylvania

    We have audited the accompanying consolidated balance sheets of The Boyds Collection, Ltd. ("Boyds") as of December 31, 1997 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Boyds' management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Boyds at December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York

January 28, 1999 (March 2, 1999, as to the exchange of common stock discussed in Note 13)

                           THE BOYDS COLLECTION, LTD.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                              1997        1998
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................................  $  11,210  $    11,606
  Accounts receivable, less allowance for doubtful accounts of $150,000 and $180,000 in
    1997 and 1998, respectively...........................................................     19,796       24,355
  Inventory--primarily finished goods.....................................................      3,403        8,440
  Inventory in transit....................................................................      3,438        3,116
  Other current assets....................................................................        425          527
                                                                                            ---------  -----------
      Total current assets................................................................     38,272       48,044
FURNITURE AND EQUIPMENT:
  Furniture and equipment.................................................................      1,321        2,662
  Less accumulated depreciation...........................................................       (680)      (1,143)
                                                                                            ---------  -----------
  Total furniture and equipment...........................................................        641        1,519
OTHER ASSETS:
  Deferred debt issuance costs............................................................         --       12,019
  Deferred tax asset......................................................................         --      234,403
  Other assets............................................................................         23        2,425
                                                                                            ---------  -----------
      Total other assets..................................................................         23      248,847
                                                                                            ---------  -----------
TOTAL ASSETS..............................................................................  $  38,936  $   298,410
                                                                                            ---------  -----------
                                                                                            ---------  -----------

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................................................  $     748  $     1,513
  Accrued taxes...........................................................................      1,481        5,364
  Accrued expenses........................................................................      1,412        1,798
  Interest payable........................................................................         23        5,501
                                                                                            ---------  -----------
      Total current liabilities...........................................................      3,664       14,176
NOTES PAYABLE--Stockholders...............................................................     30,000           --
LONG TERM DEBT............................................................................         --      443,000
COMMITMENTS AND CONTINGENCIES (Notes 6, 7 and 11)
STOCKHOLDERS' EQUITY:
  Capital stock (157,671,516 and 52,588,246 issued and outstanding at December 31, 1997
    and 1998, respectively) and paid-in capital in excess of par..........................         48     (193,043)
  Retained earnings.......................................................................      5,224       34,277
                                                                                            ---------  -----------
      Total stockholders' equity (deficit)................................................      5,272     (158,766)
                                                                                            ---------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................................  $  38,936  $   298,410
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   DECEMBER 31,
                                                                   ---------------------------------------------
                                                                        1996            1997           1998
                                                                   --------------  --------------  -------------

                                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                     AMOUNTS)
NET SALES........................................................  $       98,365  $      129,841  $     197,806
COST OF GOODS SOLD...............................................          33,022          43,278         63,852
                                                                   --------------  --------------  -------------
    Gross profit.................................................          65,343          86,563        133,954
GENERAL AND ADMINISTRATIVE EXPENSES..............................           6,314           8,528         14,446
OTHER OPERATING INCOME...........................................             387           1,171          1,280
                                                                   --------------  --------------  -------------
INCOME FROM OPERATIONS...........................................          59,416          79,206        120,788
                                                                   --------------  --------------  -------------
OTHER INCOME (EXPENSE):
  Interest and dividend income...................................             208             414            399
  Other income, (expense)........................................             660            (248)           (36)
  Expenses related to recapitalization...........................              --              --         (3,248)
                                                                   --------------  --------------  -------------
    Net other income (expense)...................................             868             166         (2,885)
                                                                   --------------  --------------  -------------
INTEREST EXPENSE:
  Interest expense...............................................             187             242         27,764
  Amortization of deferred debt issuance costs...................              --              --          1,854
                                                                   --------------  --------------  -------------
TOTAL INTEREST EXPENSE...........................................             187             242         29,618
                                                                   --------------  --------------  -------------
INCOME BEFORE PROVISION FOR INCOME TAXES.........................          60,097          79,130         88,285
PROVISION FOR INCOME TAXES.......................................              --              --         22,007
                                                                   --------------  --------------  -------------
NET INCOME.......................................................          60,097          79,130         66,278
PRO FORMA INFORMATION
  (Unaudited):
HISTORICAL INCOME BEFORE PROVISION FOR INCOME TAXES..............  $       60,097  $       79,130  $      88,285
PRO FORMA PROVISION FOR INCOME TAXES.............................          25,045          33,152         34,732
                                                                   --------------  --------------  -------------
PRO FORMA NET INCOME.............................................  $       35,052  $       45,978  $      53,553
                                                                   --------------  --------------  -------------
                                                                   --------------  --------------  -------------
PRO FORMA BASIC EARNINGS PER SHARE...............................  $          .22  $          .29  $         .64
                                                                   --------------  --------------  -------------
                                                                   --------------  --------------  -------------
PRO FORMA DILUTED EARNINGS PER SHARE.............................  $          .22  $          .29  $         .63
                                                                   --------------  --------------  -------------
                                                                   --------------  --------------  -------------
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING........................     157,671,516     157,671,516     84,142,163
                                                                   --------------  --------------  -------------
                                                                   --------------  --------------  -------------
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING......................     157,671,516     157,671,516     84,484,571
                                                                   --------------  --------------  -------------
                                                                   --------------  --------------  -------------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         COMMON STOCK
                                                                                         AND PAID-IN
                                                                                           CAPITAL
                                                                          NUMBER OF       IN EXCESS      RETAINED
                                                                            SHARES          OF PAR       EARNINGS
                                                                        --------------  --------------  ----------
                                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, DECEMBER 31, 1995............................................     157,671,516             48          868
  Net income..........................................................              --             --       60,097
  Distributions to stockholders'......................................              --             --      (59,822)
                                                                        --------------  --------------  ----------
BALANCE, DECEMBER 31, 1996............................................     157,671,516             48        1,143
  Net income..........................................................              --             --       79,130
  Distributions to stockholders'......................................              --             --      (75,049)
                                                                        --------------  --------------  ----------
BALANCE, DECEMBER 31, 1997............................................     157,671,516             48        5,224
  Net income..........................................................              --             --       66,278
  Capital contribution from stockholder...............................              --          3,500           --
  Transfer of retained earnings to additional paid in capital at
    termination of sub-S election.....................................              --         37,225      (37,225)
  Recognition of deferred tax asset...................................              --        245,854           --
  Redemption and retirement of common stock...........................    (106,237,360)      (484,809)          --
  Issuance of common stock............................................       1,154,090          5,139           --
                                                                        --------------  --------------  ----------

BALANCE, DECEMBER 31, 1998............................................      52,588,246   $   (193,043)  $   34,277
                                                                        --------------  --------------  ----------
                                                                        --------------  --------------  ----------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1996       1997       1998
                                                                                     ---------  ---------  ---------

                                                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................................................  $  60,097  $  79,130  $  66,278
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation...................................................................        221        254        406
    Amortization of deferred debt issuance costs...................................         --         --      1,854
    Deferred taxes.................................................................         --         --     11,451
    Loss on sale of equipment......................................................         --         38         36
    Changes in assets and liabilities (net of acquisition):
      Accounts receivable--net.....................................................     (1,211)    (9,030)    (3,869)
      Inventory....................................................................       (580)      (162)    (4,008)
      Inventory in transit.........................................................        909     (2,195)       322
      Other assets.................................................................       (170)       160       (298)
      Accounts payable.............................................................        140        122        702
      Accrued taxes................................................................        409        539      3,873
      Accrued expenses.............................................................        215        912        410
      Interest payable.............................................................         --         --      5,467
                                                                                     ---------  ---------  ---------
        Net cash provided by operating activities..................................     60,030     69,768     82,624
                                                                                     ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment............................................................       (269)      (367)    (1,247)
  Dividend distributions from investment in
    The Boyds Collection (Hong Kong) Ltd...........................................         --        320         --
  Proceeds from sales of equipment.................................................         --          5         --
  Issuance of notes receivable.....................................................         --       (250)    (1,296)
  Purchase of business--net of cash acquired.......................................         --         --     (2,200)
                                                                                     ---------  ---------  ---------
        Net cash used in investing activities......................................       (269)      (292)    (4,743)
                                                                                     ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds of note payable--stockholders...........................................     26,000     34,000         --
  Repayment of note payable--stockholders..........................................    (24,400)   (23,300)   (30,000)
  Distributions to stockholders....................................................    (59,822)   (75,049)        --
  Issuance of debt.................................................................         --         --    490,000)
  Repayment of debt................................................................         --         --    (47,360)
  Redemption of common stock.......................................................         --         --   (484,809)
  Sale of common stock.............................................................         --         --      5,056
  Capital contribution.............................................................         --         --      3,500
  Deferred debt issuance cost......................................................         --         --    (13,872)
                                                                                     ---------  ---------  ---------
        Net cash used in financing activities......................................    (58,222)   (64,349)   (77,485)
                                                                                     ---------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........................................      1,539      5,127        396
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.....................................      4,544      6,083     11,210
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........................................  $   6,083  $  11,210  $  11,606
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
CASH PAID DURING THE PERIOD FOR INTEREST...........................................  $     183  $     227  $  22,208
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
CASH PAID DURING THE PERIOD FOR INCOME TAXES.......................................  $      --  $      --  $   7,886
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
SUPPLEMENTAL NON-CASH ACTIVITIES:
  Pro forma income taxes...........................................................  $  25,045  $  33,152  $  34,732
  Common stock issued as part of purchase price of business acquired...............                               83
  Forgiveness of notes receivable in exchange for net assets acquired..............                            1,469

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  HISTORY, RECAPITALIZATION AND FINANCING

    The Boyds Collection, Ltd. ("Boyds") is a primary wholesaler and importer of resin figurines and plush animals that are distributed to retail operations primarily throughout the United States. Substantially all of its products are sourced from foreign manufacturers in China through buying agencies. The two largest buying agencies each represent approximately 46% of Boyds' total imports.

    On March 5, 1998, Boyds entered into a Recapitalization and Stock Purchase Agreement with Bear Acquisition, Inc. ("Bear Acquisition"). Bear Acquisition is a subsidiary of KKR 1996 Fund L.P., a limited partnership formed at the direction of Kohlberg Kravis Roberts & Co. LP ("KKR"). In connection with the closing of the Recapitalization on April 21, 1998, Boyds used approximately $490.0 million of aggregate proceeds from certain financing described below (the "Financing") and approximately $8.0 million of existing cash balances of Boyds to: (i) redeem (the "Redemption") a portion of Boyds' common stock, par value $0.0001 per share, held by the original stockholders (the "Original Stockholders") for approximately $473.0 million and (ii) pay transaction fees and expenses of approximately $25.0 million. In addition, Bear Acquisition acquired shares of common stock from the Original Stockholders for approximately $184.0 million (the "Stock Purchase," and together with the Redemption, the "Recapitalization"). Upon completion of the Recapitalization, Bear Acquisition owned approximately 80% of the common stock and the Original Stockholders retained approximately 20% of the common stock.

    The Financing consisted of: (i) an aggregate of $325.0 million of bank borrowings by Boyds under senior secured term loans (the "Term Loans") and (ii) $165.0 million aggregate principal amount of senior subordinated notes (the "Notes"). In addition, Boyds entered into a $40.0 million senior secured revolving credit facility which is available for Boyds' working capital requirements and to support trade letters of credit (the "Revolver" and, together with the Term Loans, the "Credit Facility"). Boyds did not have any borrowings under the Revolver to consummate the Recapitalization.

    In connection with the Recapitalization, Boyds had nonrecurring transaction related bonuses (including the related payroll taxes) of $3.2 million which was used by certain key employees to purchase Bear Acquisition common stock. These transaction related bonuses were paid from the proceeds of capital contributions from the Original Stockholders. Financing costs of approximately $13.8 million were classified as deferred debt issuance costs and will be amortized using the effective interest rate method over the lives of the related debt facilities. In addition, Boyds incurred approximately $11.8 million of costs associated with the Redemption, which were charged to paid-in capital in excess of par.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of Boyds and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    CASH AND CASH EQUIVALENTS--Boyds considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents.

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first out method of accounting. Inventory in-transit consists of purchases from foreign suppliers for which title has passed to Boyds.

                           THE BOYDS COLLECTION, LTD.

    FURNITURE, EQUIPMENT AND DEPRECIATION--Furniture and equipment is stated at cost. Depreciation is computed using the declining balance method over the estimated useful lives of the various assets. The estimated useful lives of furniture and fixtures range from five to seven years and the estimated useful lives of equipment range from three to seven years. The estimated useful lives of leasehold improvements is the lesser of the estimated life of the improvement or the term of the lease.

    INVESTMENT IN UNCONSOLIDATED SUBSIDIARY--Boyds had a 30% investment in The Boyds Collection (Hong Kong) Ltd. until such investment was liquidated in 1997. This investment was accounted for under the equity method of accounting and the amounts included in the financial statements were not material for any period presented.

    DEFERRED DEBT ISSUANCE COSTS--Boyds amortizes deferred debt issuance costs using the interest method over the life of debt. Amortization of deferred debt issuance costs includes amounts charged as a result of prepayments.

    IMPAIRMENT ACCOUNTING--Boyds reviews the recoverability of its long-lived assets, when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. The measurement of possible impairment is based on Boyds' ability to recover the carrying value of the asset from the expected future undiscounted cash flows generated. The measurement of impairment requires management to use estimates of expected future cash flows. If an impairment loss existed, the amount of the loss would be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

    PRO FORMA ADJUSTMENTS--Boyds had elected to be treated as an S Corporation for Federal and state income tax purposes. Under this election, income is not taxed at the corporate level, but is taxed to the stockholders at the individual level.

    On April 21, 1998, Boyds elected to change its tax status from an S Corporation to a C Corporation. The income statement reflects a provision for income taxes for the period Boyds was a C Corporation. The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had Boyds not been treated as an S Corporation during 1996, 1997 and the portion of 1998 prior to April 21.

    INCOME TAXES--Effective April 21, 1998, Boyds accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES, which requires an asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Income taxes/benefit is the tax payable/receivable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Management considers that the carrying amount of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, approximates fair value. Interest on long-term bank debt is payable at variable rates which approximates fair market value. The fair value of the Notes, face value of $165.0 million, was $176.6 million at December 31, 1998 and was determined based on the market price on that date as quoted by Bridge Fixed Income Services.

    REVENUE RECOGNITION--Sales revenue is recognized upon shipment of the items, when title passes to the customer.

                           THE BOYDS COLLECTION, LTD.

    ADVERTISING--Boyds expenses the costs of advertising as they are incurred. Advertising expense was $133,001, $179,559 and $199,882 for the years ended 1996, 1997 and 1998, respectively.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain 1996 and 1997 financial statement amounts have been reclassified to conform to the 1998 presentation.

    NEW ACCOUNTING STANDARDS--In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME. Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This standard requires enterprises to display comprehensive income and its components in financial statements, to classify items of comprehensive income by their nature in financial statements, and to display the accumulated balances of other comprehensive income in stockholders' equity separately from retained earnings and additional paid-in capital. Boyds adopted SFAS No. 130 for the year ended December 31, 1998. There were no items of other comprehensive income for all periods presented.

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, replacing SFAS No. 14 and its amendments. This standard requires enterprises to report certain information about products and services, activities in different geographic areas, and reliance on major customers and to disclose certain segment information in their interim financial statements. The basis for determining an enterprise's operating segments is the manner in which financial information is used internally by the enterprise's chief operating decision maker. Boyds adopted SFAS No. 131 for the year ended December 31, 1998. Boyds has determined that it operates in one segment, collectibles. In addition, less than 2% of total revenue is derived from customers outside the United States and all long lived assets are located in the United States. No customer represents more than 10% of total revenue.

    During 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for periods beginning after June 15, 1999. Boyds is currently evaluating the impact, if any, of this statement.

3.  FURNITURE AND EQUIPMENT

    The components of property, plant and equipment at December 31, 1997 and 1998 were as follows:

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1997       1998
                                                                              ---------  ---------

                                                                                 (IN THOUSANDS)
Equipment...................................................................  $     833  $     997
Furniture and fixtures......................................................        478      1,399
Leasehold improvements......................................................         10        266
                                                                              ---------  ---------
    Total...................................................................      1,321      2,662
                                                                              ---------  ---------
Less accumulated depreciation and amortization..............................       (680)    (1,143)
                                                                              ---------  ---------
                                                                              $     641      1,519
                                                                              ---------  ---------
                                                                              ---------  ---------

                           THE BOYDS COLLECTION, LTD.

4.  ACQUISITIONS

    In September 1998, Boyds agreed in principal with the stockholders of H.C. Accents & Associates, Inc. to acquire all of the issued and outstanding shares of capital stock of H.C. Accents, an Illinois corporation. H.C. Accents is a designer, importer and distributor of collectibles and other specialty giftware products. The transaction was consummated on November 3, 1998. The aggregate purchase price was approximately $4.0 million, consisting of $2.3 million cash paid, the forgiveness of notes receivable due to Boyds of approximately $1.5 million and 18,721 shares of common stock issued valued at $83,000. The purchase price was assigned to the acquired assets, primarily inventory and accounts receivable, based on their fair market values. In addition, Boyds has recorded goodwill of approximately $2.4 million, included in other assets, related to the excess of the purchase price over the fair value of assets acquired which it will amortize using the straight line method over 20 years. The results of operations and net assets acquired are not material to Boyds. The purchase agreement requires future contingent payments through 2002 provided H.C. Accents achieves minimum levels of EBITDA. Such payments will range from 1.0 to 1.6 times threshold H.C. Accents' EBITDA amounts, and will be recorded as additional purchase costs if and when H.C. Accents achieves the minimum EBITDA thresholds.

5.  CONCENTRATION OF CREDIT RISK

    Boyds maintains cash balances at several financial institutions located in Pennsylvania. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregated $9.4 million and $11.2 million at December 31, 1997 and 1998, respectively.

6.  LEASE COMMITMENTS

    Boyds conducts its operations and warehouses inventory in a leased facility classified as an operating lease. In May 1996, Boyds signed an addendum to its original lease agreement dated March 1, 1995. The addendum permitted Boyds to lease additional space, increasing the monthly payment from $13,211 to $22,735. Effective January 1, 1998, Boyds also has exercised an option to lease the remaining space of the warehouse for an additional monthly payment of $8,717. The term of this lease expires in December 2009. The future minimum annual lease commitments for the facilities are as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
1999...........................................................................    $     379
2000...........................................................................          379
2001...........................................................................          377
2002...........................................................................          377
2003...........................................................................          377
Thereafter.....................................................................        2,265
                                                                                      ------
                                                                                   $   4,154
                                                                                      ------
                                                                                      ------

    Rent expense amounted to $238,059, $273,220 and $497,158 for 1996, 1997 and
1998, respectively.

                           THE BOYDS COLLECTION, LTD.

7.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    At December 31, 1998, Boyds had letters of credit outstanding under the Credit Facility, amounting to $11.2 million. See Notes 1 and 9. At December 31, 1997, Boyds had letters of credit outstanding under a line of credit of $6.4 million, which expired on April 21, 1998. These letters of credit represent Boyds' commitment to purchase inventory, which is to be produced and/or shipped.

8.  RELATED PARTY TRANSACTIONS AND NOTES PAYABLE - STOCKHOLDERS

    The stockholders loaned $30.0 million to Boyds at December 31, 1997, at an interest rate of 5.0%. These notes payable were repaid in 1998. Interest amounting to $182,705, $226,616 and $310,237 was paid to the stockholders during the years ended 1996, 1997 and 1998, respectively. The stockholders' notes payable was subordinated to the line of credit described in Note 7.

    During 1998, Boyds paid fees in the amount of $6.0 million and $1.7 million to KKR and a director, respectively, for consulting services in connection with the Recapitalization which are included in transaction-related expenses charged directly to paid-in capital in excess of par. In addition, the director was paid $140,000 of consulting fees which are included in expenses. KKR has also agreed to render management, consulting and financial services to Boyds for an annual fee of $375,000 plus expenses. During the year ended December 31, 1998, Boyds paid $251,367 to KKR for such services.

9.  LONG-TERM DEBT

    In connection with the Recapitalization, on April 21, 1998 Boyds issued $165.0 million principal of senior subordinated notes. In addition, on April 21, 1998 Boyds entered into a Credit Facility with a syndicate of banks and other financial institutions, consisting of $325.0 million in Term Loans and a $40.0 million Revolver. Net proceeds to Boyds after deducting $13.8 million of deferred debt issuance costs, were $476.2 million.

    Long-term debt is summarized as follows:

                                                                               DECEMBER 31,
                                                                                   1998
                                                                             -----------------
                                                                              (IN THOUSANDS)
9% Senior Subordinated Notes due May 15, 2008..............................     $   165,000

Credit Facility:
  Secured Tranche A Term Loans due April 2005. Interest based on LIBOR or
    base rate as defined...................................................          88,250
  Secured Tranche B Term Loans due April 2006. Interest based on LIBOR or
    base rate as defined...................................................         189,750
  Secured revolving loan commitment of $40,000,000. Interest based on LIBOR
    or base rate as defined................................................              --
                                                                                   --------
                                                                                $   443,000
                                                                                   --------
                                                                                   --------

    At December 31, 1998, the weighted average interest rate in effect for the Term Loans was 7.38%.

    The Notes have an optional redemption feature exercisable by Boyds any time on or after May 15, 2003. Boyds may also redeem up to 40% of the Notes with the proceeds of one or more equity offerings at any time on or prior to May 15, 2001. Interest on the Notes is payable semiannually on May 15 and November 15.

                           THE BOYDS COLLECTION, LTD.

    The Credit Facility contains certain covenants, including the requirement of a minimum interest coverage ratio as defined in the agreement (effective for the first quarter of 1999) and substantial restrictions as to dividends and distributions. Boyds is in compliance with all applicable covenants as of December 31, 1998. The Credit Facility also provides that the Term Loans and Revolver will be secured by the capital stock of Boyds' future subsidiaries. In addition, the Term Loans are subject to mandatory prepayment with the proceeds of certain asset sales and a portion of Boyds' excess cash flow as defined in the Credit Facility. Boyds has the option of selecting its own interest period at one, two, three, six, nine or twelve month periods.

    The scheduled maturities of the long-term debt are as follows:

                                                                                          (IN
                                                                                      THOUSANDS)
1999...............................................................................   $        --
2000...............................................................................            --
2001...............................................................................         6,250
2002...............................................................................        14,000
2003...............................................................................        17,000
Thereafter.........................................................................       405,750

10. PROVISION FOR INCOME TAXES

    Prior to April 21, 1998 Boyds had elected to be treated as an S Corporation for federal and state income tax purposes. Therefore, there is no income tax provision for 1996 and 1997.

    The 1998 income tax expense consists of the following:

                                                                                 DECEMBER 31,
                                                                                     1998
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
Federal:
  Current......................................................................    $   8,879
  Deferred.....................................................................        9,237
                                                                                 -------------
Total Federal..................................................................       18,116

State:
  Current......................................................................        1,677
  Deferred.....................................................................        2,214
                                                                                 -------------
Total State....................................................................        3,891
                                                                                 -------------
Total Income Tax Provision.....................................................    $  22,007
                                                                                 -------------
                                                                                 -------------

    For federal income tax purposes, Boyds has elected to treat the Recapitalization and Stock Purchase as an asset acquisition by making a Section 338(h)(10) election. As a result, there is a difference between the financial reporting and tax bases of Boyds' assets. The difference creates deductible goodwill for tax purposes, which creates a deferred tax asset for financial reporting purposes. The deferred tax asset will be realized as the tax goodwill is deducted over a period of fifteen years. In the opinion of management, Boyds believes it will have sufficient profits in the future to realize the deferred tax asset.

                           THE BOYDS COLLECTION, LTD.

    A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

                                                                                   DECEMBER 31,
                                                                                       1998
                                                                                  ---------------
Statutory federal income tax rate...............................................          35.0%
State income taxes--net of federal income tax benefit...........................           2.8
Sub-chapter S income............................................................         (12.8)
                                                                                         -----
Effective income tax rate.......................................................          25.0%
                                                                                         -----
                                                                                         -----

11. CONTINGENCIES

    Boyds is engaged in various lawsuits, either as plaintiff or defendant, involving alleged patent infringement and breaches of contract. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on Boyds' financial condition or results of operations.

12. STOCKHOLDERS' EQUITY

    CAPITAL STOCK--As of December 31, 1997 and 1998 Boyds had 351 million, and 100 million shares of capital stock (par value $.0001), respectively, authorized and 157.7 million and 52.6 million, respectively, shares issued as common stock. The Board of Directors is authorized to issue the unissued portion of the authorized shares in another class or series of stock, including preferred stock.

    During 1998, the Original Stockholders made capital contributions of $3.5 million. In connection with the Recapitalization, Boyds redeemed, and subsequently retired, 106,237,360 shares of common stock from the original stockholders (see Note 1). Boyds issued 1,154,090 shares of common stock, of which 18,721 shares were issued in connection with the acquisition of H.C. Accents.

    STOCK OPTION PLAN--On April 21, 1998, Boyds implemented an incentive stock plan (the "1998 Stock Option Plan") which provides for the granting to certain employees and directors of options to acquire Boyds' common stock. The option prices of stock which may be purchased under the incentive stock plan are not less than the fair value of common stock on the dates of the grants.

    Outstanding options issued to employees during 1998 vest and become exercisable over a five-year period from the date of grant. The outstanding options expire ten years from the date of grant or upon an employee's retirement or termination from Boyds, and are contingent upon continued employment during the applicable five-year period.

    On July 21, 1998, Boyds issued 44,921 options to each of its six directors. These options vested immediately, expire 10 years from the date of grant and the option prices of the stock which may be purchased were not less than the fair value of common stock on the dates of the grants.

    Boyds has reserved a total of 2,246,033 shares for issuance under the 1998 Stock Option Plan, of which 1,112,909 remains reserved at December 31, 1998 for future issuances.

    Effective with the adoption of the 1998 Stock Option Plan, Boyds adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO

                           THE BOYDS COLLECTION, LTD.

EMPLOYEES. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Boyds has elected to continue to account for its employee compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

    If compensation cost for stock option grants had been determined based on the fair value on the grant dates for the year ended December 31, 1998 consistent with the method prescribed by SFAS No. 123, Boyds' pro forma net earnings and diluted earnings per share would have been $53.2 million and $.63, respectively.

    Under FASB No. 123, the fair value of each option grant is estimated on the date of grant. The following weighted average assumptions were used for grants under the 1998 Stock Option Plan in 1998: volatility of 10%, dividend yield of 0%, risk-free interest rate of 6.1%, and expected lives of 6.5 years.

    A summary of the status of stock option grants as of December 31, 1998 and changes during the period ending on that date is presented below:

                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                                     EXERCISE
                                                                                       PRICE
                                                                         OPTIONS     PER SHARE
                                                                        ----------  -----------
Outstanding at December 31, 1997......................................          --          --
Granted...............................................................   1,133,124   $    7.10
Forfeited.............................................................          --          --
                                                                        ----------       -----
Outstanding at December 31, 1998......................................   1,133,124   $    7.10
                                                                        ----------       -----
                                                                        ----------       -----

    The fair value of options granted during 1998 was $1.0 million for options issued with an exercise price of $4.45 and $.3 million for options issued with an exercise price of $13.36.

    The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                          WEIGHTED
                                EXERCISE      OPTIONS      OPTIONS         AVERAGE
                                  PRICE     OUTSTANDING  EXERCISABLE   REMAINING LIFE
                               -----------  -----------  -----------  -----------------
                                $    4.45      796,219      269,524             9.4
                                $   13.36      336,905           --            10.0

    EARNINGS PER SHARE--In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock or potential common stock. This Statement replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings.

                           THE BOYDS COLLECTION, LTD.

    The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the income and net income available to common stockholders.

                                                                                     DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1996           1997           1998
                                                                      -------------  -------------  -------------

                                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Numerator for basic and diluted earnings per share:
  Pro forma net income available to common stockholders.............  $      35,052  $      45,978  $      53,553
Denominator:
  Denominator for basic earnings per share--weighted average
    shares..........................................................    157,671,516    157,671,516     84,142,163
  Effect of dilutive securities:
    Effect of shares issuable under stock option plans based on
      treasury stock method.........................................             --             --        342,408
                                                                      -------------  -------------  -------------
Dilutive potential common shares....................................             --             --        342,408
                                                                      -------------  -------------  -------------
Denominator for diluted earnings per share--weighted average
  shares............................................................    157,671,516    157,671,516     84,484,571
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

13. SUBSEQUENT EVENTS

    On February 25, 1999, the Board of Directors authorized a 1.1230165 for 1 exchange of Boyds' common stock to be effected prior to the effectiveness of the Offering. All share and per share amounts have been restated to give effect to this exchange.

                                  * * * * * *

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Consolidated Condensed Financial Statements have been derived by the application of pro forma adjustments to Boyds' historical financial statements included elsewhere in this prospectus. The Unaudited Pro Forma Consolidated Condensed Statement of Income for the periods presented give effect to the recapitalization and related transactions and the offering as if such transactions were consummated as of January 1, 1998. The Unaudited Pro Forma Consolidated Condensed Balance Sheet gives effect to the offering as if such transaction had occurred as of December 31, 1998. The adjustments are described in the accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Balance Sheet and to the Unaudited Pro Forma Consolidated Condensed Statements of Income. The Unaudited Pro Forma Consolidated Condensed Financial Statements should not be considered indicative of actual results that would have been achieved had the recapitalization and related transactions and the offering been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Unaudited Pro Forma Consolidated Condensed Financial Statements should be read in conjunction with Boyds' historical financial statements and the notes thereto included elsewhere in this prospectus.

                           THE BOYDS COLLECTION, LTD.
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1998

                                                                              ACTUAL     ADJUSTMENTS   PRO FORMA
                                                                           ------------  -----------  -----------
                                                                                       (IN THOUSANDS)
ASSETS

Current Assets:
Cash and cash equivalents................................................  $     11,606            (1)  $  11,606
Accounts receivable......................................................        24,355                   24,355
Inventory................................................................         8,440                    8,440
Inventory in transit.....................................................         3,116                    3,116
Other current assets.....................................................           527                      527
                                                                           ------------  -----------  -----------
  Total current assets...................................................        48,044                   48,044

Furniture and equipment, net.............................................         1,519                    1,519
Deferred debt issuance costs.............................................        12,019      (4,286)(2)      7,733
Deferred tax asset.......................................................       234,403                  234,403
Other assets.............................................................         2,425                    2,425
                                                                           ------------  -----------  -----------
                                                                           $    298,410   $  (4,286)   $ 294,124
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable.........................................................  $      1,513                $   1,513
Accrued taxes............................................................         5,364      (3,681)(3)      1,683
Accrued expenses.........................................................         1,798                    1,798
Interest payment.........................................................         5,501                    5,501
                                                                           ------------  -----------  -----------
  Total current liabilities..............................................        14,176      (3,681)      10,495

Term Loan A..............................................................        88,250                   88,250
Term Loan B..............................................................       189,750     (82,570)(4)    107,180
Senior Subordinated Notes................................................       165,000     (66,000)(5)     99,000
                                                                           ------------  -----------  -----------
  Total liabilities......................................................       457,176    (152,251)     304,925

Capital stock and paid-in capital in excess of par.......................      (193,043)    154,510(6)    (38,533)
Retained earnings........................................................        34,277      (6,545)(7)     27,732
                                                                           ------------  -----------  -----------
Total Stockholders' Equity (Deficit).....................................      (158,766)    147,965      (10,801)
                                                                           ------------  -----------  -----------
                                                                           $    298,410   $  (4,286)   $ 294,124
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

     See Notes to Unaudited Pro Forma Consolidated Condensed Balance Sheet

                           THE BOYDS COLLECTION, LTD.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

    The pro forma financial data have been derived by the application of pro forma adjustments to Boyds' historical financial statements as of December 31, 1998.

(1)  The sources and uses of cash from the Offering are as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
SOURCES OF FUNDS:
Proceeds to Boyds from the Offering............................................   $   166,500

USES OF FUNDS:
Redemption of principal amount of the Notes....................................       (66,000)
Premium on redemption of principal amount of the Notes at 109%.................        (5,940)
Repayment of indebtedness under the Credit Facility............................       (82,570)
Estimated transaction fees and expenses........................................       (11,990)
                                                                                 -------------
  Net adjustments to cash......................................................   $        --
                                                                                 -------------
                                                                                 -------------

(2) The adjustment represents the write off of $4,286 of deferred debt issuance costs related to the Notes to be redeemed and the portion of the Credit Facility to be repaid from the proceeds of the offering.

(3) The adjustment represents the income tax benefit related to (i) the $5,940 premium related to Notes to be redeemed and (ii) the $4,286 write off of deferred debt issuance costs related to notes to be redeemed and the portion of the Credit Facility to be repaid from the proceeds of the offering. The income tax benefit of $3,681 was computed at a 36% statutory income tax rate.

(4) The adjustment represents the portion of the Credit Facility to be repaid from the proceeds of the offering.

(5) The adjustment represents the portion of the Notes to be redeemed from the proceeds of the offering.

(6) The adjustment represents the proceeds from the offering of $166,500, net of estimated expenses of $11,990.

(7) The adjustment represents the extraordinary loss resulting from (i) the $5,940 premium related to Notes to be redeemed and (ii) the $4,286 write off of deferred debt issuance costs related to notes to be redeemed and the portion of the Credit Facility to be repaid from the proceeds of the offering, net of the associated tax benefits of $3,681.

                           THE BOYDS COLLECTION, LTD.
         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                       ACTUAL       ADJUSTMENTS      PRO FORMA
                                                                    -------------  --------------  --------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........................................................  $     197,806    $             $      197,806
Cost of goods sold................................................         63,852                          63,852
                                                                    -------------  --------------  --------------
  Gross profit....................................................        133,954                         133,954
General and administrative expenses...............................         14,446           124(1)         14,570
Other operating income............................................          1,280                           1,280
                                                                    -------------  --------------  --------------
  Income from operations..........................................        120,788          (124)          120,664
                                                                    -------------  --------------  --------------
    Interest and dividend income..................................            399          (399)(2)       --
    Other income (expense)........................................            (36)                            (36)
    Expenses related to the Recapitalization......................         (3,248)                         (3,248)
                                                                    -------------  --------------  --------------
Net other income (expense)........................................         (2,885)         (399)           (3,284)
                                                                    -------------  --------------  --------------
  Interest expense................................................        (27,764)        1,905(3)        (25,859)
  Amortization and write off of deferred debt issuance costs......         (1,854)          973(4)           (881)
                                                                    -------------  --------------  --------------
Total interest expense............................................        (29,618)        2,878           (26,740)
                                                                    -------------  --------------  --------------
Income before provision for income taxes and extraordinary item...  $      88,285    $    2,355    $       90,640
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
Income before provision for income taxes and extraordinary item...  $      88,285    $    2,355    $       90,640
Pro forma provision for income taxes..............................         34,732           848(5)         35,580
                                                                    -------------  --------------  --------------
  Pro forma net income before extraordinary item..................  $      53,553    $    1,507    $       55,060
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
Basic earnings (loss) per common share:
        Pro forma net income before extraordinary item............  $        0.64                  $         0.90
                                                                    -------------                  --------------
                                                                    -------------                  --------------
Diluted earnings (loss) per common share:
        Pro forma net income before extraordinary item............  $        0.63                  $         0.89
                                                                    -------------                  --------------
                                                                    -------------                  --------------

Weighted average basic shares outstanding.........................     84,142,163                      61,375,424
                                                                    -------------                  --------------
                                                                    -------------                  --------------
Weighted average diluted shares outstanding.......................     84,484,571                      61,717,832
                                                                    -------------                  --------------
                                                                    -------------                  --------------

  See Notes to Unaudited Pro Forma Consolidated Condensed Statements of Income

                           THE BOYDS COLLECTION, LTD.
    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

    The pro forma financial data have been derived by the application of pro forma adjustments to Boyds' historical financial statements for the period ended December 31, 1998. The historical basis of Boyds' assets and liabilities will not be impacted by the Recapitalization.

(1) The adjustment relates to management, consulting and financial services rendered by KKR for an annual fee of $375. The adjustment is reduced by $251 which is recorded in the historical financial statements.

(2) The adjustment eliminates historical interest and dividend income on cash and short-term investments not expected to be received after the Recapitalization and related transactions and the Offering.

(3)  The adjustment to interest expense reflects the following:

                                                                                            (IN THOUSANDS)
Interest expense with respect to the Notes and Credit Facility giving effect to the
  Recapitalization and related transactions as if they occurred as of January 1, 1998 at
  an assumed weighted average interest rate of 8.06%.....................................     $    38,307

Reduction of interest expense related to the redemption of the Notes and repayment under the Credit Facility giving effect to the Offering as if they occurred as of January 1,
  1998 at an assumed weighted average interest rate of 8.38%.............................         (12,448)
                                                                                                 --------

Pro forma interest expense...............................................................          25,859
Historical interest expense..............................................................         (27,764)
                                                                                                 --------

Total adjustment.........................................................................     $     1,905
                                                                                                 --------
                                                                                                 --------

    A 0.125% increase or decrease in the assumed weighted average interest rate would change pro forma interest expense with respect to the Credit Facility by $284. The pro forma net income would change by $182.

(4) The adjustment to amortization and write off of deferred debt issuance costs reflects the following:

                                                                                            (IN THOUSANDS)
Amortization and write off of deferred debt issuance costs giving effect to the
  Recapitalization and related transactions and the Offering as if they occurred as of
  January 1, 1998........................................................................     $       881
Historical amortization and write off of deferred debt issuance costs....................          (1,854)
                                                                                                 --------

Total adjustment.........................................................................     $      (973)
                                                                                                 --------
                                                                                                 --------

(5) The adjustment reflects the tax effect of the pro forma adjustments at a 36% statutory income tax rate.

(6) The pro forma net income before extraordinary item amounts are before, and do not include, an extraordinary loss of approximately $6,650. The total loss of $10,391 includes the $5,940 premium on the redemption of the Notes and the write off of $4,451 of deferred financing costs related to the redemption of the Notes and the repayment under the Credit Facility. The loss has been reduced by the related income tax benefit.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

March 4, 1999

                                     [LOGO]

                           THE BOYDS COLLECTION, LTD.

                       16,000,000 SHARES OF COMMON STOCK

                             ---------------------

                              P R O S P E C T U S

                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE

                              MERRILL LYNCH & CO.

---------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Boyds have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until March 29, 1999 (25 days after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.
--------------------------------------------------------------------------------